United States
                    Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM 10-SB
                             Amendment No. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       THIRD-ORDER NANOTECHNOLOGIES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Nevada                                            82-049-7368
-------------------------------                         -------------------
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)


       2601 Annand Dr., Suite #16, Wilmington, Delaware        19808
       ------------------------------------------------      ----------
          (Address of principal executive offices)           (Zip Code)

Issuer's telephone number (302) 998-8824
                         -----------------

Securities to be registered under Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered

       ______________________________         ______________________________

       ______________________________         ______________________________

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $0.001 Par Value
                     ------------------------------
                             (Title of class)

                     ------------------------------
                             (Title of class)

            INFORMATION REQUIRED IN REGISTRATION STATEMENT

               Note Regarding Forward-Looking Statements

     This registration statement contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our company or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Although our Company believes that the expectations reflected in the forward-looking statements are reasonable, our Company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described by us in "Description of Business-Risk Factors," not all of which are known to us. Our Company is under no duty to update any of the forward-looking statements after the effective time of this date of this registration statement to conform its prior statements to actual results.

     Further, this registration statement contains forward looking statements that involve substantial risks and uncertainties. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of any research and product development, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the protection of and the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. Our company' actual results may vary materially from those contained in such forward-looking statements because of risks to which our company is subject, such as lack of available funding, competition from third parties, intellectual property rights of third parties, regulatory constraints, litigation and other risks to which our Company is subject.

    You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

    *    Our business strategy.
    *    Our future operating results.
    *    Our ability to obtain external financing.
    *    Our understanding of our competition.
    *    Industry and market trends.
    *    Future capital expenditures.
    * The impact of technology on our products, operations and business.

Item 1.   Description of Business.

                    Our Business Development

     PSI-TEC Corporation ("PSI-TEC") was founded in 1991 and incorporated under the laws of the State of Delaware on September 12, 1995. PSI-TEC was founded in Upland, Pennsylvania by Dr. Frederick J. Goetz where he established a laboratory with a small amount of private funding. PSI-TEC subsequently moved its operations to laboratory space provided by the U.S. Army on the Aberdeen Proving Grounds in cooperation with a division of the Department of Defense for the advancement of ultra wide-bandwidth satellite telecommunications. Thereafter, PSI-TEC commenced operations of its own organic synthesis and thin-films laboratory in Wilmington, Delaware.

     In order to become a publicly-traded corporation, in July 2004 PSI-TEC reorganized with our Company pursuant to a reorganization agreement between PSI-TEC and all of its shareholders, and our Company's sole officer, director and majority shareholder. Pursuant to the reorganization agreement, (i) our Company changed its name from Eastern Idaho Internet Services, Inc. to PSI-TEC Holdings, Inc.; (ii) our Company acquired all of the issued and outstanding shares of PSI-TEC stock; (iii) PSI-TEC became the wholly-owned operating subsidiary of our Company; and (iv) our Company's then sole officer and director resigned, PSI-TEC's nominees were elected to our Company's board of directors and new management was appointed. For accounting purposes, this acquisition transaction was accounted for as a reverse-acquisition, whereby PSI-TEC was deemed to have purchased our Company. As a result, the historical financial statements of PSI-TEC became the historical financial statements of our Company.

     Immediately prior to the time of the reorganization transaction, our Company was a development stage company seeking other business opportunities; it had no substantive business operations. Our Company was originally incorporated under the laws of the State of Nevada on June 24, 1997 as Eastern Idaho Internet Services, Inc. to operate as an Internet services marketing firm. It was unsuccessful in this venture, and in June 1998 it ceased its operations and sold all of its operating assets.

     On October 20, 2006, in order to consolidate the operations of PSI-TEC Holdings, Inc. and PSI-TEC Corp. (PSI-TEC Holdings, Inc.'s wholly owned subsidiary),PSI-TEC Holdings, Inc. and PSI-TEC Corp. merged; and PSI-TEC Holdings, Inc., a Nevada corporation, survived and changed its name to Third-Order Nanotechnologies, Inc. No change of control or domicile occurred as a result of the merger.

     Unless the context otherwise requires, all references to the "Company," "we," "our" or "us" and other similar terms means
Third-Order Nanotechnologies, Inc., a Nevada corporation.

     Our principal executive office is located at 2601 Annand Dr., Suite #16, Wilmington, Delaware 19808, and our telephone number is
(302) 998-8824. Our website address is www.third-order.com. No information found on our website is part of this registration statement. Also, this registration statement includes the names of various government agencies and the trade names of other companies. Use or display by us of such other parties' names and trade names in this registration statement is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, any of these other parties.

                           Overview

     We are a development stage research and development company. We have developed and are continuing to develop high-activity, high-stability electro-optic polymers which we believe could have a broad range of applications in the electro-optic device market.

     Electro-optic devices convert data from electric signals into optical signals for use in communications systems and in optical interconnects for high-speed data transfer. We expect our patented and patent-pending technologies when completed and tested to be utilized by electro-optic device manufacturers, such as telecommunications component and systems manufacturers, networking and switching suppliers, semiconductor companies, aerospace companies and government agencies.

     Our electro-optic polymers (plastics) are property-engineered at the molecular level (nanotechnology level) to meet the exacting thermal, environment and performance specifications demanded by electro-optic devices. We believe that our patented technologies will enable us to design electro-optic polymers that are free from the numerous diverse inherent flaws that plague competitive polymer technologies employed by other companies and research groups. We engineer our polymers with the intent to have temporal, thermal, chemical and photochemical stability within our patented molecular architectures.

     Our patented molecular architectures are based on a well-understood chemical and quantum mechanical occurrence known as aromaticity. Aromaticity provides a high degree of molecular stability. Aromaticity is what will enable our core molecular structures to maintain stability under a broad range of polymerization conditions that otherwise appear to affect other current polymer molecular designs. Polymers, polymer-based devices and the processes used to create them are often patentable, which can provide the developers of such technology with a significant competitive advantage. We consider our proprietary intellectual property to be unique.

          Glossary of Select Technology Terms Used Herein

All-optical devices. All-optical devices convert data in the form of
-------------------
input light signals to a secondary light data stream. The future market of all-optic devices is expected to include all-optical transistors.

All-optical transistors. All-optical transistors are devices currently
-----------------------
underdevelopment that use an input light signal to switch a secondary light signal. All-optical transistors are expected to enable the fabrication of an entirely new high-speed generation of computers that operate on light instead of electricity, which in turn should significantly improve computation speeds.

Aromaticity. Aromaticity causes an extremely high degree of molecular
-----------
stability. It is a molecular arrangement wherein atoms combine into a ring or rings and share their electrons among each other. Aromatic compounds are extremely stable because the electronic charge distributes evenly over a great area preventing hostile moieties, such as oxygen and free radicals, from finding an opening to attack.

CLD-1:  An electro-optic material based upon unstable polyene molecular
-----
architectures. Unlike Third-Order's molecular designs, CLD-1 is not a CSC model molecule and exhibits thermal degradation at low temperatures (~250 C) which makes it less suitable for commercial and military applications.

CSC (Cyclical Surface Conduction) theory:   Most charge-transfer dyes
----------------------------------------
(e.g. Disperse Red 1, CLD, FTC) are based upon a polyene architecture wherein the ground state and first excited state differ by the alteration of single and double bonds. CSC model molecules use nitrogenous heterocyclical.


Electro-optic devices. Electro-optic devices convert data from
---------------------
electric signals into optical signals for use in communications systems and in optical interconnects for high-speed data transfer.

Electro-optic materials. Electro-optic materials are materials that
-----------------------
are engineered at the molecular level. Molecular level engineering is commonly referred to as Nanotechnology.

Electro-optic modulators. Electro-optic modulators are electro-optic
------------------------
devices that perform electric-to-optic conversions within the infrastructure of the Internet.

Nanotechnology. Nanotechnology refers to the development of products
--------------
and production processes at the molecular level, which is a scale smaller than 100 nanometers (a nanometer is one-billionth of a meter).

Nitrogenous heterocyclical structure: A multi-atom molecular ring or
------------------------------------
combination of rings that contain nitrogen.


Plastics/Polymers. Polymers, also known as plastics, are large carbon-
-----------------
based molecules that bond many small molecules together to form a long chain. Polymer materials can be engineered and optimized using nanotechnology to create a system in which unique surface, electrical, chemical and electro-optic characteristics can be controlled. Materials based on polymers are used in a multitude of industrial and consumer products, from automotive parts to home appliances and furniture, as well as scientific and medical equipment.

Polymerization. Polymerization is a molecular engineering process that
--------------
provides the environmental and thermal stability necessary for functional electro-optical devices. Polymer materials can be engineered and optimized using nanotechnology to create a system in which unique surface, electrical, chemical and electro-optic characteristics can be controlled.

Thermal Gravimetric Analysis (TGA):   The basic principle in TGA is to
---------------------------------
measure the mass of a sample as a function of temperature. This, in principle, simple measurement is an important and powerful tool in solid state chemistry and materials science. The method for example can be used to determine water of crystallisation, follow degradation of materials, determine reaction kinetics, study oxidation and reduction, or to teach the principles of stoichiometry, formulae and analysis.

Zwitterionic-aromatic push-pull: Most charge-transfer dyes (e.g.
-------------------------------
Disperse Red 1, CLD, FTC) have an excited state (such as during photonic absorption) wherein a full charge is separated across the molecule. Such a molecule is said to be excited-state zwitterionic. Within such a molecular system the zwitterionic state is unstable and the molecule typically collapses rapidly into its lower dipole ground state. In our molecular designs, the excited state is further stabilized by the aromatization of the molecular core. In that aromaticity stabilizes this excited state, it is said to "pull" the molecule into this higher energy state; on the other hand, the unstable zwitterionic state is said to "push" the molecule out of the excited state.


                         Our Business

     Third-Order Nanotechnologies, Inc. is developing a new generation of advanced electro-optic plastics that convert high-speed electronic signals into optical (light) signals. Electro-optic material is the core active ingredient in high-speed fiber-optic telecommunication systems. Utilizing our proprietary technology, we are in the process of engineering advanced electro-optic plastics which we believe may lead to significant performance advancements, component size and cost reduction, ease of processing, and thermal and temporal stability. We believe that polymer materials engineered at the molecular level may have a significant role in the future development of commercially significant electro-optic related products.

     In order to transmit digital information over long or intermediate distances at extremely high-speeds (wide bandwidth), electrical signals, such as those produced by a computer or telephone, must be converted into optical signals for transmission over long-distance fiber-optic cable. Within the infrastructure of the Internet, a device known as an electro-optic modulator performs the electric-to-optic conversion. Within the electro-optic modulator, an electro-optic material performs the actual conversion of electricity to an optical signal. These materials change their optical properties in the presence of an electric field at extremely high frequencies (wide bandwidths).

     Currently, the core electro-optic material contained in most mod-ulators is a crystalline material, such as lithium niobate or gallium arsenide, which must be manufactured in strict dust-free conditions since even slight contamination can render them inoperable. As a result, these crystalline materials are expensive to produce. Current electro-optic crystals are limited to telecommunication speeds that are less than 40Gb/s (40 billion digital bits of data per second). Lithium niobate devices require large power levels (modulation volt-ages) to operate and are large in size -- typically measuring about four inches long. Considering that most integrated circuits are literally invisible to the naked eye, these devices are enormous. Additionally, it is important to note that these crystalline-based electro-optic modulators require expensive mechanical packaging (housings) generally comprised of materials, such as gold-plated Kovar, in order to assure operational integrity over required time and operating temperature ranges.

     Unlike crystals, electro-optic plastics appear to be capable of being tailored at the molecular level for optimal performance characteristics. Additionally, electro-optic plastics are inexpensive to manufacture and demand significantly lower power requirements (modulation voltages). The electro-optic plastics have demonstrated the ability to perform many times faster (>100Gb/s) than existing crystalline technology.

     We consider electro-optic plastics to be the most feasible tech-nology for future high-speed (wide bandwidth) electronic-optical conversion. Due to the ease of processing afforded by electro-optic plastics, as well as their capacity to foster component size reduction, we believe electro-optic plastics have the potential to replace existing high-speed fiber-optics components that are used today in many commercial and military applications.

     We also believe that the extreme miniaturization provided by advanced electro-optic plastics may allow for the successful fabrication of chip-to-chip (backplane) optical interconnect devices for computers that create the high-speed data transmission necessary for extremely high-speed computations. Additional potential applications, in our opinion, for electro-optic plastics include phased array radar, cable television (CATV), electronic counter measure (ECM) systems, ultra-fast analog-to-digital conversion, land mine detection, radio frequency photonics, spatial light modulation and all-optical (light-switching-light) signal processing.

Our Electro-Optic Technology

     For the past two decades, diverse corporate interests, including, to our knowledge, IBM, Lockheed Martin, DuPont, AT&T Bell Labs, Corning, Honeywell and 3M, as well as numerous universities and U.S. Government Agencies, have been attempting to produce high-performance, high-stability electro-optic plastics for high-speed (wide bandwidth) telecommunication applications. These efforts have largely been unsuccessful due, in our opinion, to the industry's singular adherence to an industry pervasive engineering model known as the Bond Length Alternation ("BLA") theory model. The BLA model, like all other current industry-standard molecular designs, consists of molecular designs containing long strings of atoms called polyene chains. Longer polyene chains provide higher electro-optic performance, but are also more susceptible to environmental threats, which result in unacceptably low-performing, thermally unstable electro-optic plastics.

     As a result, high frequency modulators engineered with electro-optic plastics designed on the BLA model or any other polyene chain design model are unstable over typical operating temperature ranges, and often exhibit performance degradation within days, hours or even minutes. Similarly, lower frequency modulators exhibit comparable failings, but to a lesser extent. These flaws have prevented commerc-ial quality polymer-based modulators operating at 10-40 Gb/s from entering the commercial marketplace. The thermal stability of these devices does not generally meet the minimum Telcordia GR-468 operating temperature range (-40 degrees Celsius to +85 degrees Celsius) much less the more harsh MILSPEC 883D (military specification) range of -55 degrees Celsius to 150 degrees Celsius.

      None of our molecular designs rely on the BLA polyene chain design model. Our proposed solution lies in a far less mainstream, yet firmly established scientific, phenomenon called aromaticity. Aromaticity causes a high degree of molecular stability. It is a molecular arrangement wherein atoms combine into multi-membered rings and share their electrons among each other. Aromatic compounds are stable because the electronic charge distributes evenly over a great area preventing hostile moieties, such as oxygen and free radicals, from finding an opening to attack. To our knowledge, no one has previously been able to demonstrate molecular designs that could effectively exploit aromaticity in the design of a high-performance electro-optic plastic.

     Our research and findings in this area resulted in our Company being the sole recipient of the 2006 Electro-Optic Materials Technology Innovation of the Year Award by Frost & Sullivan. Frost & Sullivan's Technology Innovation of the Year Award is bestowed upon candidates whose original research has resulted in innovations that have, or are expected to bring, significant contributions to multiple industries in terms of adoption, change, and competitive posture. This award recognizes the quality and depth of our Company's research and development program as well as the vision and risk-taking that enabled us to undertake such an endeavor. Our Company did not actively elicit consideration or apply to receive this award. Frost & Sullivan independently contacted our Company and conducted several interviews which included chemical and technical experts in the field of electro-optics who were supplied with detailed public information regarding our Company's technological innovations.


Our Patents

       We hold one patent and five pending patent applications in the field of nonlinear optic chromophore design as follows:

6,041,157   -  Environmentally sensitive compositions of matter based
               on 3H-fluoren-3-ylidenes and process for making same;
60/622,160  -  Tricyclic Spacer Systems for Nonlinear Optical
               Devices;
60/623,454  -  Heterocyclical Chromophore Architectures;
60/623/487  -  Heterocyclical Anti-Aromatic Chromophore Architectures;
60/623,204  -  Heterocyclical Chromophore Architectures;
60/667,625  -  Heterocyclical Chromophore Architectures with Novel
               Electronic Acceptor Systems.

Heterocyclical Anti-Aromatic Systems. Two of our provisional patents
------------------------------------
cover heterocyclical anti-aromatic electronic conductive pathways, which are the heart of our high-performance, high-stability molecular designs. The completely heterocyclical nature of our molecular designs "lock" conductive atomic orbitals into a planar (flat) configuration, which provides improved electronic conduction and a significantly lower reaction to environmental threats (e.g. thermal, chemical, photochemical, etc.) than the BLA design paradigm employed by other competitive electro-optic polymers.

The anti-aromatic nature of these structures dramatically improves the "zwitterionic-aromatic push-pull" of the systems, providing for low energy charge transfer. Low energy charge transfer is important for the production of extremely high electro-optic character.

Heterocyclical Steric Hindering System. This patent describes a
--------------------------------------
nitrogenous heterocyclical structure for the integration of steric hindering groups that are necessary for the nanoscale material integration. Due to the [pi]-orbital configuration of the nitrogen bridge, this structure has been demonstrated not to interfere with the conductive nature of the electronic conductive pathway and thus is non-disruptive to the electro-optic character of the core molecular construction. The quantum mechanical design of the system is designed to establish complete molecular planarity (flatness) for optimal per-formance.

Totally Integrated Material Engineering System. This patent covers
----------------------------------------------
material integration structures under a design strategy known as Totally Integrated Material Engineering. These integration structures provide for the "wrapping" of the core molecule in sterically hinder-ing groups that maximally protect the molecule from environmental threats and maximally protect it from microscopic aggregation (which is a major cause of performance degradation and optical loss) within a minimal molecular volume. These structures also provide for the integration of polymerizable groups for integration of materials into a highly stable cross-linked material matrix.

Our Latest Tests and Results

      Prior to our recent experimental results, in 2004, quantum mechanical calculations were independently performed on our novel electro-optic plastic designs at government laboratories located at the Naval Air Warfare Center Weapons Division in China Lake, California. The results of these calculations suggest that our initial aromatic molecules perform two and a half (2.5) to three and three-tenths (3.3) times more efficiently than currently available telecom grade electro-optic plastics. Logical extensions of this novel molecular design paradigm further suggest even greater performance improvements. Subsequently, top scientists and engineers at Wright-Patterson Air Force Base reviewed these calculations and concluded that our molecular designs show promise of a five to ten times improvement over existing commercial polymeric architectures. Our conclusion is that performance improvements of this magnitude indicate a significant breakthrough in the field of fiber-optic telecommunication.

      In May and June of 2006, we initiated performance evaluations of one of our first extremely high-performance electro-optic materials. The initial tests were performed by electro-optic expert, Dr. C.C. Teng, co-inventor of the renowned Teng-Man test, the industry-wide standard method of evaluating the material performance of electro-optic plastics, and subsequently confirmed by the University of Arizona's College of Optical Sciences, one of the most respected and fastest growing optical sciences departments in the world. Under identical laboratory conditions at low molecular loadings, one of our recent molecular designs outperformed one of the industry's highest performance electro-optic systems by a factor as high as 650%.

      We believe recent results of the Teng-Man test have established the validity of our novel, patented molecular design paradigm known as CSC (Cyclical Surface Conduction) theory. We believe the success of CSC theory has the potential to establish the fundamental blueprint of electro-optic material design for decades to come, and to have broad application in commercial and military telecommunication and advanced computational systems.

      On September 25, 2006 we obtained independent laboratory results that confirmed the thermal stability of our Perkinamine electro-optic materials. Thermal stability as high as 350 degrees Celsius was confirmed, significantly exceeding many other commercially available high performance electro-optic materials, such as CLD-1 which exhibits thermal degradation in the range of 250 degrees Celsius to 275 degrees Celsius. This high temperature stability of our materials eliminates a major obstacle to vertical integration of electro-optic polymers into standard microelectronic manufacturing processes (e.g. wave/vapor-phase soldering) where thermal stability of at least 300 degrees Celsius is required. In independent laboratory tests, ten-percent material degradation, a common evaluation of overall thermal stability, did not occur until our Perkinamine material base was exposed to temperatures as high as 350 degrees Celsius, as determined by Thermo-Gravimetric Analysis (TGA).

      The test results supported our Company's progress to introduce our materials into commercial applications such as optical interconnections, high-speed telecom and datacom modulators, and military/aerospace components.

      In July 2007, our Company developed an innovative process to integrate our unique architecture into our anticipated commercial devices, whereby dendridic spacer systems are attached to its core chromophore. In the event we are successful in developing a commercially viable product, we believe these dendrimers will reduce the cost of manufacturing materials and reduce the cost and complexity of tailoring the material to specific customer requirements.


                The Electro-Optic Device Market

General

     Electro-optic devices such as fiber-optic modulators translate electric signals into optical signals. Such devices are used in communication systems to transfer data over fiber-optic networks. Optical data transfer is significantly faster and more efficient than transfer technologies using only electric signals, permitting more cost-effective use of bandwidth for broadband Internet and voice services.

     Two distinct technologies currently exist for the fabrication of fiber-optic devices, such as fiber-optic modulators. The first, which is the more traditional technology, utilizes an electro-optically active inorganic core crystalline material (e.g. lithium niobate). The second, which is the up-and-coming technology, involves the exploitation of electro-optic plastics.

      According to a market survey by Triple Play Communications Corporation, a design and market consulting company we contracted with, the 40Gb optical modulator market, alone, is expected to grow to $2.6 Billion by 2014, with 40 Gb modulators accounting for just over a $1 B in revenue. Higher speed modulators, including 100Gb modulators, are predicted to be $140 million by 2014.

Traditional Technology - Inorganic Crystals

     Traditional technology translates electric signals into optical signals generally relying upon electro-optic materials, such as lithium niobate or gallium arsenide. Six of the largest inorganic fiber-optic component manufactures hold approximately 85% of the electro-optic modulator component market. They are JDS Uniphase, Sumitomo, Avanex, Covega, Fujitsu, and Bookham. These companies are heavily invested in the production of crystalline-based electro-optic modulator technologies, as well as the development of novel manufacturing techniques and integrated laser/modulator designs. While each company possesses their own modulator design and processing patents, the underlying core constituents (lithium niobate, gallium arsenide, indium phosphide) occur in nature and as such cannot be pat-ented.

New Technology - Organic Plastics

     Our developing technology that translates electric signals into optical signals relies upon organic electro-optic materials, such as electro-optic plastics. Electro-optic plastics involve the material integration of specifically engineered organic (carbon-based) compounds. The molecular designs of these compounds are precise and do not occur naturally; thus they may be protected under patent law.

     Plastic-based electro-optic modulators may provide considerable advantages over traditional inorganic fiber-optic technology in terms of:

     *    Costs.
     *    Size and versatility.
     *    Modulating/switching speed.
     *    Optical transmission properties.
     *    Lower operating voltages.

     Other than our own Company, we are aware of only one other group, Lumera Corporation ("Lumera"), in collaboration with the University of Washington, which has designed and patented potentially commercially feasible electro-optic plastics. Prior to our own technological developments, Lumera held an exclusive monopoly on this area of tech-nology because Lumera holds an exclusive present and future license to all electro-optic polymeric technology developed within the University of Washington. Lumera has yet, to our knowledge, to publicly demonstrate a robust, stable commercial modulator capable of low cost volume production.

     As a result, no significant commercial market developments have occurred with electro-optic plastic devices. This is because all previously known electro-optic polymer design strategies incorporate molecular structures that adversely react to the requisite polymerization processes that thermally-stabilize the material matrix. This inherent design flaw causes the polymer to melt at unreasonably low temperatures, which corrupts the polymer's electro-optic performance.

     Our Company holds an extensive amount of internally developed intellectual property in the field of electro-optic molecular design that, as a whole, attempts to fundamentally solve these and other problems associated with these molecular structures. We believe our provisional patents describe broad, highly unique techniques for novel paradigms in molecular design.

     Our innovative solution lies in a very well-known scientific phenomenon called aromaticity, which causes a high degree of molecular stability. Aromaticity is a molecular arrangement wherein atoms combine into multi-membered rings and share their electrons among each other. Aromatic compounds are extremely stable because the electronic charge distributes evenly over a great area preventing hostile moieties, such as oxygen and free radicals, from finding an opening to attack. Until now, to our knowledge, no one has been able to propose molecular designs that could effectively exploit aromaticity in the design of a high-performance electro-optic plastic.

     We believe now that we have fabricated electro-optic molecular architectures that do in fact exhibit extremely high thermal sta-bility, our technologies may soon replace inorganic electro-optic materials in the marketplace due to their considerable advantages over traditional inorganic fiber-optic materials.

                       Our Target Markets

     Our proprietary electro-optic plastics are designed at the molecular level for potentially superior performance, stability and cost-efficiency and we believe may have the potential to replace more expensive, lower-performance materials used in fiber-optic ground, wireless and satellite communication networks. Our electro-optic plastics may have broad applications in civilian and military telecommunications and advanced computational systems. Potential future applications, in our opinion, include: (i) telecommunications;
(ii) backplane optical interconnects; (iii) entertainment; (iv) medical applications; (iv) satellite reconnaissance; (vi) navigational systems; (vii) radar applications; and (viii) all-optical transistors.

Telecommunications

     Telecommunications is the primary initial target application for electro-optic plastics. Electro-optic plastics could not only simplify the device design of key components, such as modulators, significantly reducing packaging costs, but could also provide for higher speed devices with greater system miniaturization. Current crystalline (e.g. lithium niobate) fiber-optic modulators are difficult and expensive to manufacture due to the complexities of producing single crystalline ingots of sufficient diameter (3 to 5 inches). Also, strict environmental controls must be enforced during the growth of the core crystalline material. Plastics are not inherently costly to produce nor do they require such strict environmental conditions. Due to their material flexibility (e.g. ability to more easily mold into specific topologies) they are expected to enable smaller, cheaper, faster, less expensive, and more integrated network components. In many laboratory tests, electro-optic polymers have demonstrated substantial (3-10x) transmission data speed improvements over crystalline technologies (lithium niobate, gallium arsenide, indium phosphide).

Backplane Optical Interconnects

     It is reported that backplane optical interconnects are envisioned by members within leading corporations (including IBM, Intel and Agilent Technologies) as the future of high-speed computation. These components could speed the transmission of informa-tion within an integrated circuit, among integrated circuit chips in a module, and across circuit boards at speeds unattainable with traditional metallic interconnections and bus structures. In the future, all-optical (light switching light) signal processing could become possible using the third-order effect of our materials.

Entertainment

     Entertainment applications, including CATV and Internet, are a highly important potential application subdivision of the telecommunication market. The ever-increasing number of entertainment services such as VOD (video on demand) and digital cable, as well as the future ability to download television and movies real-time from the Internet, drives the demand for ever-increasing bandwidth. Flexible displays utilizing organic light emitting diodes are inherently compatible with our polymer waveguides.

Medical Applications

     Medical Applications for electro-optic plastics have been proposed for many varied applications, including dentistry, oncology and protein identification. Although experimental, it is believed that the successful fabrication of high-stability electro-optic plastics could open up many future applications such as these. Other medical applications such as the higher-speed transmission of medical records, X-ray and MRI scans over the Internet would be improved by the broadening of Internet bandwidths.

Satellite Reconnaissance

     Satellite reconnaissance applications include a specific target market within the Department of Defense, the 14-member Intelligence Community and their contractors. Electro-optic plastics have historically been seen as attractive for potential application in this market due to the constant need for the fastest bandwidth transmission to meet the needs of national security.

Navigational Systems

     Navigational systems for both advanced aerial and missile guidance require the use of electro-optic gyroscopes. These devices are currently fabricated out of lithium niobate or similar electro-optic materials; the application of electro-optic plastics would facilitate the development of more accurate and architecturally simple device designs.

Radar Applications

     Radar Applications, specifically phased array radar, has been traditionally understood as a potential application for successful electro-optic material designs, along with electronic counter measure systems (ECM) systems, ultra-fast analog-to-digital conversion, land mine detection, radio frequency photonics and spatial light modulation.

All-Optical Transistors

     All-optical transistors are expected to be included in the future market of all-optic devices. All-optical devices convert data in the form of input light signals to a secondary light data stream. Some experts anticipate that all-optical transistors will replace traditional transistors used today in microprocessors. All-optical transistors are expected to enable the fabrication of an entirely new high-speed generation of "plastic" computers that operate on light instead of electricity, which in turn should significantly improve computation speeds.

                      Our Business Strategy

     Our economic model anticipates that our revenue stream will be derived from one or some combination of the following: (i) technology licensing for specific product application; (ii) joint venture relationships with significant industry leaders; or (iii) the production and direct sale of our own electro-optic device components. Our objective is to be a leading provider of proprietary technology and know-how in the electro-optic device market. In order to meet this objective, we intend, subject to successful testing of our technology and having available financial resources, to:

     *    Develop electro-optic product devices.
     *    Continue to develop proprietary intellectual property.
     *    Streamline our product development process.
     *    Develop a comprehensive marketing plan.
     * Maintain/develop strategic relationships with government agencies, private firms, and academic institutions.
     * Attract seasoned executives to join in senior management positions.
     * Expand into a state-of-the-art development, testing and manufacturing facility.

Develop Electro-Optic Product Devices

     We intend to utilize our proprietary technology to create an initial portfolio of commercially feasible electro-optic plastic product devices and applications for various markets, including telecommunications and government. We expect our initial product device line to include high speed 40Gb/s modulators and system applications.

Continue to Develop Proprietary Intellectual Property

     We plan to advance our core competence in electro-optic plastic technology by continuing to develop proprietary materials, processes, designs and devices. We also plan to protect our technology by filing patent applications where appropriate, obtaining exclusive technology rights where available, and taking other appropriate steps to secure and protect our intellectual property.

Streamline Our Product Development Process

     We intend to streamline our development process and to design, test and fabricate potential electro-optic plastic devices in order to position our Company to take advantage of emerging market opportunities.

Develop a Comprehensive Marketing Plan

     We intend to build a sales and marketing organization dedicated to developing customers and multiple distribution channels for our products. We plan to aggressively pursue sales of our potential products through the use of industry-specific sales representation organizations, such as electro-optic component distributors. In addition, we plan to target market leaders as initial customers and to leverage relationships with these market leaders to obtain future contracts and sales references.

      In August 2006 we contracted with Triple Play Communications Corporation, a design and market consulting company, to deliver a comprehensive market opportunity assessment report for high speed 40Gb/s (commercial) & 100Gb/s + (military/aerospace) modulators and system applications. The report was completed in November 2006, and according to the report, the global high-speed optical equipment market has performed better in the second quarter of 2006 than it has in the past four years, rising to $3B. More than $1B was spent in North America alone as carriers expanded capacity of their metro and backbone networks to make room for video traffic.

      The report focused on the emerging 40Gb/s telecommunications market, one of our primary target markets for our polymer modulator technology. The report noted that this market segment alone is projected to approach $1B in cumulative sales between now and 2011.

Maintain/Develop Strategic Relationships with Government Agencies, Private Firms, and Academic Institutions

     Almost since our inception, we have had beneficial strategic relationships with various government agencies that have provided us with funding and access to important technology. We intend to re-establish our relationship with DARPA, the Defense Advance Research Project Agency (the agency in the Intelligence Community credited with the origination of the Internet), by sharing the technical data and test results on our aromatic molecular materials. DARPA previously provided our Company with funding in order to advance of our technologies and to bring them to the public market, but due to a change in focus at DARPA our funding was not renewed.

     As we advanced towards the commercialization phase of our strategic plan, we commenced discussions with several potential strategic alliance partners ranging from micro-electronic component firms to large-scale computer companies, as well as petrochemical companies having very large volume production capabilities. We believe strategic alliances and/or technology licensing will be a crucial step in commercializing our novel technologies and achieving competitive advantages. We recently entered into a memorandum of understanding with Photon-X, LLC, a technology solutions provider for polymer waveguides that works in conjunction with various government agencies.

     We have also developed an excellent relationship with the University of Delaware, an institution well known for excellence in chemical engineering, which we intend to maintain and strengthen.

Attract Seasoned Executives to Join in Senior Management Positions

      Since we reached certain in-house technological milestones with respect to our aromatic polyheterocyclical ring molecule, we are recruiting seasoned executive managers to assist our Company with product commercialization. From September 2005 to February 2007, we engaged the services of Mr. Ronald Genova as our Interim Chief Executive Officer. Mr. Genova is the former Vice-President of JDS Uniphase's Telecom Optical Modules division and has nearly 30 years in optoelectronics and semiconductor industries. In March 2007 we engaged Mr. Harold R. Bennett, a corporate restructuring advisor, to join our board of directors in anticipation of an internal restructuring of our entire corporate management team that will be required to successfully incorporate our technology into functional commercial products. We subsequently named him as our chief executive officer.

Expand Into A State-Of-The-Art Development, Testing and Manufacturing
Facility

      We plan to expand into a state-of-the-art development, testing and manufacturing facility in order to advance our technology platforms, attract additional key industry talent, streamline our product development processes and minimize our time to market. We have already begun to integrate our operations with respect to streamlining our product development process and minimizing the time to market for our potential products through a multifaceted approach to material development. We are able to accomplish this because our technology provides us with the flexibility to create tailored material properties for a multitude of specific applications, and also to allow for the specific tailoring of materials for compatibility with silicon, glass, metals or many plastics.

      In August 2006, we executed a co-location agreement with a New Jersey-based micro-optics company, InPlane Photonics, that allowed our scientists to advance our organic material development. The agreement with InPlane was terminated in early 2007 in favor of a strategic alliance formed in December, 2006 with Photon-X, LLC, a Pennsylvania-based company that has significant experience in polymer waveguide production. Photon-X is working as a strategic ally with our Company to establish a pre-production line in order to test and integrate our organic materials into waveguide devices and system prototypes as a first step toward product commercialization. The agreement affords our Company access to a full suite of fabrication facilities capable of producing commercial quantities of precision micro-optic devices such as high-speed 40Gb/s telecom modulators, optical filters, and optical interconnects important to military and civilian global information movement and management markets. Photon-X is participating as a strategic supplier to our Company in a proposal we've made to a major US defense contracting company for a project involving analog optical processing for national security and Homeland Defense.

               Our Research and Development Process

     Our research and development process consists of the following steps:

     * We develop novel polymer materials utilizing our patented technology to meet certain performance specifications. We then develop methods to synthesize larger quantities of such material.

     * We conduct a full battery of tests at the completion of the synthesis of each new polymer material to evaluate its characteristics. We also create development strategies to optimize materials to meet specifications for specific applications.

     * We integrate data from the material characterization and test results to fabricate devices. We analyze device-testing results to refine and improve fabrication processes and methods. In addition, we investigate alternative material and design variations to possibly create more efficient fabrication processes.

     * We create an initial device design using simulation software. Following device fabrication, we run a series of optical and electronic tests on the device.


                  Our Current Strategic Partners

Photon-X, LCC

     As mentioned above, we recently entered into a memorandum of understanding with Photon-X, LLC, a technology solutions provider for polymer waveguides that works in conjunction with various government agencies. In connection therewith, we will provide Photon-X with our unique polymeric material to be tested and used on certain niche devices for anticipated military and commercial applications. If the tests are successful, our management believes that our alliance with Photon-X will serve to simultaneously lead its commercialization as well as publicly validate its scientific findings, creating a new standard in electro-optic polymers.

Universal Capital Management, Inc.

    We have an advisory relationship with Universal Capital Management, Inc. ("Universal"), a Delaware based Business Development Company. Universal is a public venture capital company that invests largely in start-up or mature stage companies that demonstrate significant upside potential. Universal provides us with both capital and managerial experience, and is assisting us in creating an awareness of our developing technology in both the government and commercial markets as we move closer to the commercialization phase of our strategic plan. Universal's professionals participate in selected Company's planning and operations by providing us with managerial, strategic and financial expertise.

Others

     We also entered into a development agreement with Triple Play Communications Corporation, a design and market consulting company, and we are currently in discussions with other potential partners.

            Our Past Government Program Participation

    Our Company has been a participant in several vital government sponsored research and development programs with various government agencies that protect the interests of our country. The following is a list of some of the various divisions of government agencies that have provided us with advisory, financial and/or materials support in the pursuit of high-speed electro-optic materials. We are not partnered with, strategically related to, or financially supported by any governmental agency at this time.

National Reconnaissance Office (NRO)

    During 1998 and 1999, we worked with the NRO to advance the development of extremely high performance electro-optic polymers pursuant to an unclassified Director's Innovative Initiative. The NRO is a member of the Department of Defense Agency and plays a primary role in achieving information superiority for the U.S. Government and Armed Forces. The NRO designs, builds, and operates reconnaissance satellites, assists in military operation preparedness, and monitors the environment. NRO products are paramount to national security and are provided to an expanding list of users including the Central Intelligence Agency and the Department of Defense.

Army Research Laboratory (ARL)

    During 1998 through 2000, we were provided strong support for our electro-optic materials development by the Process and Properties Branch of the Army Research Laboratory on the Aberdeen Proving Grounds in Aberdeen, Maryland. This support was in cooperation with other government agencies and included the advisory support of the Army Missile Command at Redstone Arsenal. The Army Research Laboratory provided us with access to its highly advanced organic chemical development laboratories and state-of-the-art analytic equipment. PSI-TEC operated out of more than five laboratories at the Army Research Laboratory. During the nascent stages of our technological development, this support provided us with the strong foundations we needed to progress electro-optic technology into its second generation. The technically skilled members at Army Missile Command provided our engineers instruction on the latest advancements of the military's research and development in the area of polymeric materials and device fabrication. Much of our initial work at the Army Research Laboratory was based upon revolutionary advancements of our Chief Technical Officer's (Dr. Frederick J. Goetz) highly unique electro-optic polymeric design as exhibited in our U.S. Patent #6,041,157:
"Environmentally sensitive compositions of matter based on 3H-fluoren-3-ylidenes and process for making same."

Defense Advance Research Project Agency (DARPA)

    DARPA, the agency in the Intelligence Community credited with the origination of the Internet, provided our Company with funding for the advancement of our technologies and bridging these technologies to the public market. Under the auspices of DARPA initiatives, the MORPH (Molecular Photonics) and C2OI (Chip-to-Chip Optical Interconnects) programs, our advanced technologies were reviewed by the Naval Air Warfare Center Weapons Division (NAVAIR) and the Air Force Research

Laboratory (AFRL). DARPA works to maintain the technological superiority of the U.S. military and to prevent technological surprise from harming our national security by sponsoring revolutionary, high-payoff research that bridges the gap between fundamental discoveries and their military use.

Naval Air Warfare Center Weapons Division (NAVAIR)

    Under the auspices of the Defense Advance Research Projects
Agency (DARPA), high-level scientists at the Naval Air Warfare Center Weapons Division in China Lake, California reviewed our electro-optic molecular design paradigms in 2004. Computer calculations regarding the quantum mechanical performance of our electro-optic molecular designs were repeated and verified by NAVAIR staff. These calculations suggest an improvement in electro-optic performance over the current state-of-the-art.

    Our unique, proprietary technology was demonstrated through detailed computer calculations to improve existing approaches in the production of ultra fast frequencies (wide bandwidths). Calculations performed at NAVAIR regarding our preliminary, first-stage next-generation molecular architectures indicate an improvement of hyperpolarizability (electro-optic character) of several times existing state-of-the-art molecular designs.

    These computer calculations have recently been validated by independent tests performed on our recently developed electro-optic materials at the University of Arizona.

Air Force Research laboratory (AFRL)

    In cooperation with the Defense Advance Research Projects Agency (DARPA), our molecular design technologies were reviewed by top-level and senior engineers and scientists at the Air Force Research Laboratory at Wright-Patterson Air Force Base in Dayton, Ohio. An Air Force Research Laboratory senior scientist and engineer, in connection with a National Science Foundation proposal and as a result of reviews conducted under the Defense Advance Research Projects Agency's C2OI (Chip-to-Chip Optical Interconnects) and MORPH (Molecular Photonics), concluded that, "[our] molecular designs show promise of a five to ten times improvement over existing commercial polymeric architectures." In review of detailed calculations performed on our future material designs, Air Force Research Laboratory personnel further note, "Computer simulations and modeling indicate that [our] approach to materials synthesis has the potential for realizing high nonlinearity (i.e., high electro-optic performance). This, in turn, could result in five to ten times lower drive voltages for devices." "Synthesis of [our] materials to verify the properties predicted by the computer models is essential for new NLO (electro-optic) polymer material development.... This is a very novel and promising approach that has the potential for high payoff."

    These predictions have recently been validated by independent tests performed on our recently developed electro-optic materials at the University of Arizona, which performed approximately seven times better than other competitive technologies.

    In regards to applications of our materials, an Air Force
Research Laboratory senior scientist states, "Highly active NLO (electro-optic) polymer materials are key for the realization of next generation electro-optic devices and render high application potential for high-speed fiber-optic telecommunication (i.e., Internet, HDTV), satellite reconnaissance (i.e., homeland security), and navigation and guidance systems."

                         Our Competition

    The markets we are targeting for our electro-optic polymer technology are intensely competitive. Among the largest fiber-optic component manufactures are JDS Uniphase, Avanex, Sumitomo, Fujitsu, Mitsubishi, Corning, Bookham, OpNext and FiBest. Additional significant domestic component manufacturers include Covega, Apogee, Multiplex, and CyOptics. All of these companies are heavily invested in the production of crystalline-based electro-optic modulator technologies as well as the development of novel manufacturing techniques and modulator designs.

    Other than our own Company, we are aware of only one other group, Lumera Corporation ("Lumera") in collaboration with the University of Washington, that has designed and patented a commercially feasible electro-optic plastic. Prior to our own technological developments, Lumera held an exclusive monopoly on this area of technology. Lumera holds an exclusive present and future license to all electro-optic polymeric technology developed within the University of Washington.

    As one of only two companies known to us that are actively pursuing the development of high-performance electro-optic materials for application and development in the high-speed telecommunication markets, we believe that upon the commercialization of our technology, that we will be poised to obtain a significant portion of the component manufacturing market. Electro-optic plastics demonstrate several advantages over other technologies, such as crystalline-based technologies, due to their reduced manufacturing and processing costs, higher performance and lower power requirements. Our electro-optic plastics are CSC model molecules that have demonstrated significant stability advantages over our sole known competitor's (Lumera) materials. In the expectation of becoming the sole producer of high-performance, high-stability electro-optic materials, we hope to capture all or some of this potential electro-optic component market.


    We believe the principal competitive factors in our target markets are:

    * The ability to develop and commercialize highly stable polymer-based products, including obtaining appropriate patent and proprietary rights protection.

    *    Low cost, high production yield for these products.

    * The ability to enable integration and implement advanced technologies.

    *    Strong sales and marketing channels for access to products.

    We believe that our current business planning will position our Company to compete adequately with respect to these factors. Our future success is difficult to predict because we are an early stage company with all of our potential products still in development.

    Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may:

    * Succeed in developing products that are equal to or superior to our potential products or that achieve greater market acceptance than our potential products.

    * Devote greater resources to developing, marketing or selling their products.

    * Respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our technologies or potential products obsolete.

    * Introduce products that make the continued development of our potential products uneconomical.

    * Obtain patents that block or otherwise inhibit our ability to develop and commercialize our potential products.

    *    Withstand price competition more successfully than we can.

    * Establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers.

    * Take advantage of acquisition or other opportunities more readily than we can.

Our Laboratory Facilities

    Our Company operates an organic synthesis and thin-films laboratory in Wilmington, Delaware. These facilities include state-of-the-art equipment including NMR, IR, UV/VIS and HPLC analytical systems, profilometry evaluation and electro-optic (r33) materials characterization necessary to produce next generation fiber-optic organic materials. We also utilize an electro-optic test facility in conjunction with local universities to perform critical evaluation tests (eg. R33) on our polymer material films and future electro-optic devices, such as our waveguides, modulators, and all-optical transistors.

             Risk Factors Related To Our Business

     Investing in our common stock is risky. In addition to the other information in this registration statement, you should consider carefully the following risk factors in evaluating us and our business. If any of the events described in the following risk factors were to occur, our business, financial condition or results of operations likely would suffer. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.


We have incurred substantial operating losses since our inception and will continue to incur substantial operating losses for the foreseeable future.

    Since our inception, we have been engaged primarily in the research and development of our polymer materials technologies and potential products. As a result of these activities, we incurred significant losses and experienced negative cash flow since our inception. We incurred a net loss of $2,657,459 for the year ended December 31, 2006 and $1,708,057 for the year ended December 31, 2005. We anticipate that we will continue to incur operating losses through at least 2007.

    We may not be able to generate significant revenue either through development contracts from the U.S. government or government subcontractors or through customer contracts for our potential products or technologies. We expect to continue to make significant operating and capital expenditures for research and development and to improve and expand production, sales, marketing and administrative systems and processes. As a result, we will need to generate significant additional revenue to achieve profitability. We cannot assure you that we will ever achieve profitability.

    These conditions raise substantial doubt to our auditors about our ability to continue as a going concern. Successful completion of our research and development program and, ultimately, the attainment of profitable operations is dependent upon future events, including our ability to obtain adequate financing to fulfill our development activities and achieving a level of sales adequate to support our Company's cost structure.


Our independent auditors have expressed substantial doubt about our ability to continue as a going concern

    Our independent auditors have included an explanatory paragraph in their audit report issued in connection with our financial statements which states that our significant losses and negative cash flow during our development stage raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to successfully complete our development program and, ultimately, attain profitable operations, which is dependent upon future events, including obtaining adequate financing to fulfill our development activities and achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will be able to secure the necessary financing and/or equity investment or achieve an adequate sales level.


We are subject to the risks frequently experienced by early stage companies.

    The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include our potential inability to:

    *    establish product sales and marketing capabilities;

    *    establish and maintain markets for our potential products;

    *    identify, attract, retain and motivate qualified personnel;

    * continue to develop and upgrade our technologies to keep pace with changes in technology and the growth of markets using polymer materials;

    * develop expanded product production facilities and outside contractor relationships;

    *    maintain our reputation and build trust with customers;

    * improve existing and implement new transaction-processing, operational and financial systems;

    * scale up from small pilot or prototype quantities to large quantities of product on a consistent basis;

    * contract for or develop the internal skills needed to master large volume production of our products; and

    * fund the capital expenditures required to develop volume production due to the limits of our available financial resources.


We are entering new markets, and if we fail to accurately predict growth in these new markets, we may suffer substantial losses.

     We are devoting significant resources to engineer next-generation electro-optic plastics for future applications to be utilized by electro-optic device manufacturers, such as telecommunications component and systems manufacturers, networking and switching suppliers, semiconductor companies, aerospace companies and government agencies. We expect to continue to develop products for these markets and to seek to identify new markets. These markets change rapidly and we cannot assure you that they will grow or that we will be able to accurately forecast market demand, or lack thereof, in time to respond appropriately. Our investment of resources to develop products for these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately in new markets may cause us to suffer substantial losses. In addition, as we enter new markets, there is a significant risk that:

     * the market may not accept the price and/or performance of our products;

     * there may be issued patents we are not aware of that could block our entry into the market or could result in excessive litigation; and

     * the time required for us to achieve market acceptance of our products may exceed our capital resources which would require additional investment.


The establishment and maintenance of collaborative relationships is critical to the success of our business.

     We expect to sell many of our products directly to commercial customers or through potential industry partners. For example, we expect to sell our electro-optic plastic products to electro-optic device manufacturers, such as telecommunications component and systems manufacturers, networking and switching suppliers, semiconductor companies, aerospace companies and government agencies. Our ability to generate revenues depends significantly on the extent to which potential customers and other potential industry partners develop, promote and sell systems that incorporate our products. Any failure by potential customers and other potential industry partners to successfully develop and market systems that incorporate our products could adversely affect our sales. The extent to which potential customers and other industry partners develop, promote and sell systems incorporating our products is based on a number of factors that are largely beyond our ability to control.


Our future growth will suffer if we do not achieve sufficient market acceptance of our electro-optic plastic products.

     We are developing our electro-optic polymer products to be utilized by electro-optic device manufacturers, such as telecommunications component and systems manufacturers, networking and switching suppliers, semiconductor companies, aerospace companies and government agencies. All of our potential products are still in the development stage, and we do not know when a market for these products will develop, if at all. Our success depends, in part, upon our ability to gain market acceptance of our products. To be accepted, our products must meet the technical and performance requirements of our potential customers. OEMs, suppliers or government agencies may not accept polymer-based products. In addition, even if we achieve some degree of market acceptance for our potential products in one industry, we may not achieve market acceptance in other industries for which we are developing products. If the markets we are targeting fail to accept polymer-based products or determine that other products are superior, we may not be able to achieve market acceptance of our products.

    Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by customers. We may be unable to offer products that compete effectively due to our limited resources and operating history. Also, certain large corporations may be predisposed against doing business with a company of our limited size and operating history. Failure to achieve broad acceptance of our products by customers and to compete effectively would harm our operating results.


Successful commercialization of our current and future products will require us to maintain a high level of technical expertise.

    Technology in our target markets is undergoing rapid change. To succeed in our target markets, we will have to establish and maintain a leadership position in the technology supporting those markets.
Accordingly, our success will depend on our ability to:

    * accurately predict the needs of our target customers and develop, in a timely manner, the technology required to support those needs;

    * provide products that are not only technologically sophisticated but are also available at a price acceptable to customers and competitive with comparable products;

    *   establish and effectively defend our intellectual property;
        and

    * enter into relationships with other companies that have developed complementary technology into which our products may be integrated.

We cannot assure you that we will be able to achieve any of these objectives.


Two of our significant target markets are the telecommunications and networking markets, which continue to be subject to overcapacity and slow growth or decline.

    Two of our significant target markets are the telecommunications and networking markets, and developments that adversely affect the telecommunications or networking markets, including delays in traffic growth and changes in U.S. government regulation, could slow down, or even halt our efforts to enter into these markets. Reduced spending and technology investment by telecommunications companies may make it more difficult for our products to gain market acceptance. Such companies may be less willing to purchase new technology such as ours or invest in new technology development when they have reduced capital expenditure budgets.


Many of our products will have long sales cycles, which may cause us to expend resources without an acceptable financial return and which makes it difficult to plan our expenses and forecast our revenues.

    Many of our products will have long sales cycles that involve numerous steps, including initial customer contacts, specification writing, engineering design, prototype fabrication, pilot testing, device certification, regulatory approvals (if needed), sales and marketing and commercial manufacture. During this time, we may expend substantial financial resources and management time and effort without any assurance that product sales will result. The anticipated long sales cycle for some of our products makes it difficult to predict the quarter in which sales may occur. Delays in sales may cause us to expend resources without an acceptable financial return and make it difficult to plan expenses and forecast revenues.


We will require additional capital to continue to fund our operations. If we do not obtain additional capital, we may be required to substantially limit our operations.

     Our business does not presently generate the cash needed to finance our current and anticipated operations. Based on our current operating plan and budgeted cash requirements, we believe that we will be able to fund our operations at least through August 2007. We will require additional capital to continue to fund our operations in future periods. We expect that we will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities could require additional financing sooner than we expect. We currently have no plans or arrangements with respect to the possible acquisition of additional financing, and such financing may be unavailable when we need it or may not be available on acceptable terms. Additional financing may not be available to us, due to, among other things, our Company not having a sufficient credit history, income stream, profit level, asset base eligible to be collateralized, or market for its securities. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to limit our operations substantially. These limitations of operations may include reductions in capital expenditures and reductions in staff and discretionary costs.


We may incur debt in the future that might be secured with our intellectual property as collateral, which could subject our Company to the risk of loss of all of our intellectual property.

     If we incur debt in the future, we may be required to secure the debt with our intellectual property, including all of our patents and patent pendings. In the event we default on the debt, we could incur the loss of all of our intellectual property, which would materially and adversely affect our Company and cause you to lose your entire investment in our Company.


Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

     We have generated no sales to date and we cannot accurately estimate future quarterly revenue and operating expenses based on historical performance. Our quarterly operating results may vary significantly based on many factors, including:

     * fluctuating demand for our potential products and technologies;

     * announcements or implementation by our competitors of technological innovations or new products;

     * amount and timing of our costs related to our marketing efforts or other initiatives;

     * the status of particular development programs and the timing of performance under specific development agreements;

     * timing and amounts relating to the expansion of our operations;

     * product shortages requiring suppliers to allocate minimum quantities;

     * announcements or implementation by our competitors of technological innovations or new products;

     * the status of particular development programs and the timing of performance under specific development agreements;

     *    our ability to enter into, renegotiate or renew key agreements;

     *    timing and amounts relating to the expansion of our operations;

     * costs related to possible future acquisitions of technologies or businesses; or

     * economic conditions specific to our industry, as well as general economic conditions.

     Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to continue to make significant operating and capital expenditures in the area of research and development and to invest in and expand production, sales, marketing and administrative systems and processes. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses are not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

      In one or more future quarters, our results of operations may fall below the expectations of investors and the trading price of our common stock may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We cannot predict the pace of marketable products we may generate, and any inability to generate a sufficient number of marketable products would reduce our revenues and harm our business.

      Our future revenues and profitability are dependent upon our ability to create marketable products, whether through our own research and development efforts or through collaborations with customers or industry partners. Because of the inherently uncertain nature of research and development activities, we cannot predict the pace of new product introductions. We must undertake additional research and development before we are able to develop additional products for commercial sale. Product development delays by us or potential product development partners, or the inability to enter into relationships with these potential partners, may delay or prevent us from introducing products for commercial sale. In addition, our product candidates may not result in products having the commercial potential we anticipate. Any of these factors could reduce our potential commercial sales and lead to inability to generate revenue and attain profitability.


Our failure to compete successfully could harm our business.

     The markets that we are targeting for our electro-optic polymer technology are intensely competitive. Most of our present and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, manufacturing and human resources, name recognition and experience than we have. As a result, these competitors may:

     * succeed in developing products that are equal to or superior to our potential products or that will achieve greater market acceptance than our potential products;

     * devote greater resources to developing, marketing or selling their products;

     * respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our technologies or potential products obsolete;

     * introduce products that make the continued development of our potential products uneconomical;

     * obtain patents that block or otherwise inhibit our ability to develop and commercialize our potential products;

     *    withstand price competition more successfully than we can;

     * establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers; and

     * take advantage of acquisitions or other opportunities more readily than we can.

The failure to compete successfully against these existing or future competitors could harm our business.


We may be unable to establish sales and marketing capabilities necessary to successfully commercialize our potential products.

     We currently have limited sales and marketing capabilities. To date, we have relied upon our strategic partners to assist us in creating an awareness of our developing technology in both the government and commercial markets. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide for sales support. Although our potential products are all based on our polymer materials technology, the potential products themselves address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ. In addition, the markets in which we operate are highly complex and technical; we may not have the adequate expertise to adequately market our products. We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products. Co-promotion or other marketing arrangements with others to commercialize products could significantly limit the revenues we derive from these products, and these parties may fail to commercialize such products successfully.


We may be unable to obtain effective intellectual property protection for our potential products and technology.

     Our intellectual property, or any intellectual property that we have or may acquire, license or develop in the future, may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, numerous patents held by third parties relate to polymer materials and electro-optic devices. These patents could be used as a basis to challenge the validity or limit the scope of our patents or patent applications. A successful challenge to the validity or limitation of the scope of our patents or patent applications could limit our ability to commercialize our polymer materials technology and, consequently, reduce our revenues.

     Moreover, competitors may infringe our patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

     We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.


We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products.

     Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

     If our potential products infringe the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.


Our technology may be subject to government rights and retained research institution rights.

     We may have obligations to government agencies or universities in connection with the technology that we have developed, including the right to require that a compulsory license be granted to one or more third parties selected by certain government agencies. In addition, academic research partners often retain certain rights, including the right to use the technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our partners will limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

The loss of certain of our key personnel, or any inability to attract and retain additional personnel, could impair our ability to attain our business objectives.

     Our future success depends to a significant extent on the continued service of our key management personnel, particularly Frederick J. Goetz, Jr. our president, Dr. Frederick J. Goetz, our Chief Technical Officer and Andrew J. Ashton, our senior vice president. We currently do not have written employment agreements with any of our key management personnel, and we currently do not maintain key person life insurance on any executive officer. Accordingly, the loss of the services of any of these persons would adversely affect our business and our ability to timely commercialize our products, and impede the attainment of our business objectives.

     Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel. In particular, we will need to hire seasoned executive managers to assist us with product commercialization, in addition to a significant number of technical personnel. Competition for highly educated qualified personnel in the polymer industry is intense. If we fail to hire and retain a sufficient number of qualified management, engineering, sales and technical personnel, we will not be able to attain our business objectives.


If we fail to develop and maintain the quality of our manufacturing processes, our operating results would be harmed.

     The manufacture of our potential products is a multi-stage process that requires the use of high-quality materials and advanced manufacturing technologies. Also, polymer-related device development and manufacturing must occur in a highly controlled, clean environment to minimize particles and other yield and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of a product in a lot to be defective. If we are not able to develop and continue to improve on our manufacturing processes or to maintain stringent quality controls, or if contamination problems arise, our operating results would be harmed.


We may utilize third parties to manufacture our current products and our revenues could decline if these third parties do not timely complete our orders and our reputation could suffer if we do not maintain high quality standards.

     We may enter into manufacturing arrangements with third party manufacturers and we intend to enter into agreements with additional corporate partners, OEMs and other third parties. We expect to contract with manufacturing companies to perform various portions of our product manufacturing, testing, assembly and shipping and purchase components to be used in our potential products from third-party vendors. If these third parties do not timely complete our orders, or do not properly manufacture our products, our reputation could be harmed, and our revenues could decline. We cannot assure you that we will be able to negotiate arrangements with these third parties on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot maintain our current relationships or establish new arrangements, we will require additional capital to undertake those activities on our own and will require manufacturing expertise that we do not currently possess and that may be difficult to obtain.


If we decide to make commercial quantities of products at our facilities, we will be required to make significant capital expenditures to increase capacity.

     We lack the internal ability to manufacture products at a level beyond the stage of early commercial introduction. To the extent we do not have an outside vendor to manufacture our products, we will have to increase our internal production capacity and we will be required to expand our existing facilities or to lease or construct new facilities or to acquire entities with additional production capacities. These activities would require us to make significant capital investments and may require us to seek additional equity or debt financing. We cannot assure you that such financing would be available to us when needed on acceptable terms, or at all. If we are unable to expand internal production capacity on a timely basis to meet increases in demand, we could lose market opportunities for sales. Further, we cannot assure you that any increased demand for our potential products would continue for a sufficient period of time to recoup our capital investments associated with increasing our internal production capacity.

     In addition, we do not have experience manufacturing our potential products in large quantities. In the event of significant demand for our potential products, large-scale production might prove more difficult or costly than we anticipate and lead to quality control issues and production delays.


We may not be able to manufacture products at competitive prices.

     To date, we have produced limited quantities of products for research, development and demonstration purposes. The cost per unit for these products currently exceeds the price at which we could expect to profitably sell them. If we cannot substantially lower our cost of production as we move into sales of products in commercial quantities, our financial results will be harmed.


We conduct significantly all of our research and development activities at a single facility, and circumstances beyond our control may result in considerable interruptions.

     We conduct significantly all of our research and development activities at a single facility in Wilmington, Delaware. A disaster such as a fire, flood or severe storm at or near this facility could prevent us from further developing our technologies or manufacturing our potential products, which would harm our business.


We could be exposed to significant product liability claims that could be time-consuming and costly and impair our ability to obtain and maintain insurance coverage.

     We may be subject to product liability claims if any of our potential products are alleged to be defective or harmful. Product liability claims or other claims related to our potential products, regardless of their outcome, could require us to spend significant time and money in litigation, divert our management's time and attention from other business concerns, require us to pay significant damages, harm our reputation or hinder acceptance of our potential products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair our ability to commercialize our potential products.


We may be unable to effectively implement new transaction accounting, operational and financial systems.

     To manage the expected growth of our operations and personnel, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. We cannot assure you that our current and planned systems, procedures and controls will be adequate to support our future operations.

Our failure to effectively manage and support our growth could adversely affect our business.

     Failure to effectively manage and support our growth could adversely affect our business. To date, substantially all of our activities and resources have been directed at the research and development of our technology and development of potential products. The transition from research and development to a product vendor or licensor will create significant additional demands on our infrastructure and will require effective planning and management. We cannot assure you that our resources will be adequate to support our future growth. In addition, future expansion will be expensive and will likely strain our management and other resources. In order to effectively manage growth, we must:

     *   manage in-house our operating and financial control systems;

     * continue to develop an effective planning and management process to implement our business strategy;

     * hire, train and integrate new personnel in all areas of our business; and

     *   expand our facilities and increase our capital investments.

     We cannot assure you that we will be able to accomplish these tasks effectively or otherwise effectively manage our growth.


We are subject to regulatory compliance related to our operations.

     We are subject to various U.S. governmental regulations related to occupational safety and health, labor and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions, which could harm our business.


We may be unable to export our potential products or technology to other countries, convey information about our technology to citizens of other countries or sell certain products commercially, if the products or technology are subject to United States export or other regulations.

     We are developing certain polymer-based products that we believe the United States government and other governments may be interested in using for military and information gathering or antiterrorism activities. United States government export regulations may restrict us from selling or exporting these potential products into other countries, exporting our technology to those countries, conveying information about our technology to citizens of other countries or selling these potential products to commercial customers. We may be unable to obtain export licenses for products or technology if necessary. We currently cannot assess whether national security concerns would affect our potential products and, if so, what procedures and policies we would have to adopt to comply with applicable existing or future regulations.


We may incur liability arising from the use of hazardous materials.

     Our business and our facilities are subject to a number of federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that we use or generate in our operations. Many of these environmental laws and regulations subject current or previous owners or occupiers of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or occupier knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were taken in compliance with the law. In our business, we use hazardous materials that are stored on site. We use various chemicals in our manufacturing process that may be toxic and covered by various environmental controls. The waste created by use of these materials is transported off-site by an unaffiliated waste hauler. Many environmental laws and regulations require generators of waste to take remedial actions at an off-site disposal location even if the disposal was conducted lawfully. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental laws and regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could severely harm our business.


Our plan to develop relationships with strategic partners may not be successful.

     Part of our business strategy is to maintain and develop strategic relationships with government agencies, private firms, and academic institutions to conduct research and development of technologies and products. For these efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into agreements with them on terms attractive to us, and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these partners. In addition, our strategic partners may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited.


As our business grows, if we need to establish global operations, we will be subject to various risks.

     Many of the markets that we propose to address are global and may require us to conduct foreign operations, including the establishment of sales, manufacturing and possible research and development facilities in other countries. While the specific risks that will apply to these activities would depend on the circumstances, we could become subject to risks relating to foreign currency fluctuations, political and social unrest, local regulatory systems and varying standards for the protection of intellectual property. The existence of any of these risks will complicate our business and may lead to unexpected and adverse effects on our business. If we are required to conduct significant foreign operations, we will also need expertise in such operations, which we do not presently have.


Our limited operating history makes financial forecasting difficult for us and for others that may publish estimates of our future financial results.

     As a result of our limited operating history, it is difficult to accurately forecast our revenue and results, including product sales, cost of revenue, research and development expenses, marketing, general and administrative expenses and other financial and operating data. We have a limited amount of meaningful historical financial data upon which to base projected revenue or expenses. We base our current expense levels and estimates of future expense levels on our operating plans and estimates of future revenue, and our future expenses will be dependent in large part upon our future levels of product sales. Sales and results are difficult to forecast because we do not currently have any commercial customers or government contracts, we are uncertain of the extent of orders for our products and the mix, volume and timing of any such orders. As a result, we may be unable to make accurate financial forecasts of revenue or expenses. Financial analysts and others that may seek to project our future performance face similar difficulties. This inability to accurately forecast our revenue and expenses could cause our financial results to differ materially from any projected financial results and could cause a decline in the trading price of our common stock.


          Risks Factors Related to Owning Our Common Stock

The market price of our shares may experience extreme price and volume fluctuations for reasons over which we have little control.

     The trading price of our common stock has been, and is likely to continue to be, extremely volatile. Over the past 12 months, the closing price of our common stock as reported on the OTC has ranged from a high of $2.22 to a low of $0.39. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the risks relating to an investment in our stock described above and the following:

     *    new products or services offered by us or our competitors;

     *    failure to meet any publicly announced revenue projections;

     * actual or anticipated variations in quarterly operating results;

     *    changes in financial estimates by securities analysts;

     * announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

     *    issuances of debt or equity securities; and

     * other events or factors, many of which are beyond our control.

     In addition, companies that trade their securities in the over-the-counter markets experience extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies. A multitude of factors could negatively affect the market price of our common stock, regardless of our actual operating performance.

The Staff of the Securities and Exchange Commission's Fort Worth
District Office is conducting an informal inquiry concerning our Company.

    During the spring of 2005 we raised $1,000,000 through the sale of 4,000,000 shares of our common stock in a limited offering to persons considered to be accredited investors. In December 2005, we were informed by the Securities and Exchange Commission (the "Commission") that it is investigating the circumstances surrounding that offering including the subsequent public resale of certain shares originally sold in the offering, along with related matters. Our Company has further been informed that the original issuance of the stock and subsequent resale thereof may have been done, in the opinion of the Commission, in violation of the registration provisions of the Securities Act of 1933, as amended. These matters could lead to enforcement action by the Commission. At this time, we are unable to determine whether this informal investigation may lead to potentially adverse action.

Our Company's securities are subject to the United States Securities and Exchange Commission's penny stock regulations, which may cause our stockholders to experience difficulties in reselling their securities.

    Our securities are subject to the United States Securities and Exchange Commission's (the "SEC" or "Commission") rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Generally, penny stocks are equity securities traded over-the-counter with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our securities are subject to the penny stock rules, stockholders in our Company may encounter some difficulties while selling their shares of common stock.

Shares eligible for sale in the future could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities.

     All but approximately 5,082,785 shares out of our 31,622,535 presently issued and outstanding shares of common stock are either
(i) freely tradable; or (ii) eligible for sale under Rule 144 of the Securities Act of 1933, as amended ("Rule 144"), so long as all of the conditions of Rule 144 are met. Sales of a substantial number of shares of common stock into the public market, or the perception that such sales may occur, could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities.


If we authorize the issuance of additional securities, existing stockholders may experience future ownership dilution.

     Our Articles of Incorporation provide that we may issue up to 50,000,000 shares of common stock, $0.001 par value and 1,000,000 shares of preferred stock, $0.001 par value. In the event we issue additional shares of common stock in connection with our contemplated growth plans or otherwise, our stockholders will experience future ownership dilution that could adversely affect prevailing market prices for our common stock.


Our board of directors has the discretion to assign rights and preferences to our blank check preferred stock.

     Pursuant to our Company's Articles of Incorporation, we are authorized to issue 1,000,000 shares of preferred stock, and our board of directors has the discretion to assign rights and preferences to our preferred stock without the approval of our common stockholders. The rights and preferences of this preferred stock may be superior to the rights and preferences of our common stock; and the issuance of this preferred stock could serve to deter or prevent a takeover from a third party. This type of preferred stock is commonly referred to as "Blank Check Preferred Stock."


Item 2.   Management's Discussion and Analysis or Plan of Operation.

                      Plan of Operation

     The following plan of operation provides information that management believes is relevant to an assessment and understanding of our plans and financial condition. The following selected financial information is derived from our historical financial statements and should be read in conjunction with such financial statements and notes thereto set forth elsewhere herein and the "Forward-Looking Statements" explanation included herein.

Overview

      Third-Order Nanotechnologies, Inc., formerly, PSI-TEC Holdings, Inc., formerly Eastern Idaho Internet Service, Inc. was organized under the laws of the State of Nevada in 1997, where we engaged in the business of marketing Internet services until June 30, 1998 when our operations were discontinued. We were then inactive until we acquired PSI-TEC Corporation as our wholly owned subsidiary on July 14, 2004, at which time our name was changed to PSI-TEC Holdings, Inc. On October 20, 2006, we completed a parent-subsidiary merger with PSI-TEC Corporation whereby we were the surviving corporation of the merger, and our name was changed to Third-Order Nanotechnologies, Inc.

     We are a developmental stage company that has developed and continues to develop high-activity, high-stability electro-optic polymers (plastics) that we believe could have a broad range of applications in the electro-optic device market. We engineer our proprietary electro-optic plastics at the molecular level for superior performance, stability, cost-efficiency and ease of processability.
We expect our electro-optic plastics to broadly replace more expensive, lower-performance materials that are currently used in fiber-optic ground, wireless and satellite communication networks.

     In order to transmit digital information at extremely high-speeds (wide bandwidth) over the Internet, it is necessary to convert the electrical signals produced by a computer into optical signals for transmission over long-distance fiber-optic cable. The actual conversion of electricity to an optical signal may be performed by a molecularly-engineered material known as an electro-optic plastic.

     We are currently developing electro-optic plastics that promise performance many times faster than any technology currently available and that have unprecedented thermal stability. High-performance electro-optic materials produced by our Company have demonstrated stability as high as 350 degrees Celcius. Stability above 300 degrees Celcius is necessary for vertical integration into many semi-conductor production lines. Recent results, independently confirmed by the University of Arizona, have demonstrated that the molecular performance of some of our Company's molecular designs perform 650% better than competitive electro-optic compounds.

     Our revenue model relies substantially on the assumption that we will be able to successfully develop electro-optic products for applications within the industries described below. When appropriate, we intend to create specific materials for each of these applications and use our proprietary knowledge base to continue to enhance its discoveries.

     *    Satellite Reconnaissance
     *    Navigational Systems
     *    Radar Applications
     *    Telecommunications
     *    Backplane Optical Interconnects
     *    Entertainment
     *    Medical Applications

To be successful, we must, among other things:

     * Develop and maintain collaborative relationships with strategic partners;

     * Continue to expand our research and development efforts for our products;

     * Develop and continue to improve on our manufacturing processes and maintain stringent quality controls;

     * Produce commercial quantities of our products at commercially acceptable prices;

     *    Rapidly respond to technological advancements;

     *    Attract, retain and motivate qualified personnel; and

     * Obtain and retain effective intellectual property protection for our products and technology.

     We believe that Moore's Law (a principle which states the number of transistors on a silicon chip doubles approximately every eighteen months) will create markets for our high-performance electro-optic material products.

Plan of Operation

     Since our inception, we have been engaged primarily in the research and development of our polymer materials technologies and potential products. We are devoting significant resources to engineer next-generation electro-optic plastics for future applications to be utilized by electro-optic device manufacturers, such as telecommunications component and systems manufacturers, networking and switching suppliers, semiconductor companies, aerospace companies and government agencies. We expect to continue to develop products that we intend to introduce to these rapidly changing markets and to seek to identify new markets. We expect to continue to make significant operating and capital expenditures for research and development activities.

     As we move from a development stage company to a product vendor, we expect that our financial condition and results of operations will undergo substantial change. In particular, we expect to record both revenue and expense from product sales, to incur increased costs for sales and marketing and to increase general and administrative expense. Accordingly, the financial condition and results of operations reflected in our historical financial statements are not expected to be indicative of our future financial condition and results of operations.

     We expect to have a proof of concept of an electro-optic modulator in the first quarter of 2008, and we intend to utilize the services of Dr. Robert Norwood at the University of Arizona Photonics Department to perform these tests, as we have in the past. We may incur delays in this process due to slower than expected material production within our laboratories and/or delays caused by the testing procedures at the University of Arizona. Should these tests produce a functional 10 Gb/s or greater modulator we expect to go forward with product marketing and development in the telecommunication market with partners in the telecommunication field. We cannot anticipate the details of the customer adoption cycle until we have produced a function prototype to create a credible technology offering.

     On August 8, 2006, we contracted with Triple Play Communications Corporation, a design and market consulting company, to deliver a comprehensive market opportunity assessment report for high speed 40G (commercial) & 100G+ (military/aerospace) modulators and system applications.

     In August, 2006 we entered into a co-location agreement with InPlane Photonics, a New Jersey-based micro-optics company that allowed our scientists to establish a pre-production line in order to test and integrate our organic materials into waveguide devices and system prototypes as a first step toward product commercialization. This agreement was terminated at the end of January 2007 so that we could focus on pursuing a strategic relationship with Photon-X LLC, a Pennsylvania-based firm with extensive experience in polymer waveguide processing. We entered into a non-binding memorandum of understanding with Photon-X, LLC in December 2006 to work towards creating a "fee for services" agreement with Photon-X, LLC to design, develop, produce and market electro-optic components based upon our polymer technology. Such an agreement with Photon-X would afford our Company access to a full suite of fabrication facilities capable of producing commercial quantities of precision micro-optic devices such as high-speed (40GHz) telecom modulators, optical filters, and optical interconnects important to military and civilian global information movement and management markets.

     On September 25, 2006 we obtained independent laboratory results that confirmed the thermal stability of our Perkinamine electro-optic materials. Thermal stability as high as 350 degrees Celsius was confirmed, significantly exceeding many other commercially available high performance electro-optic materials, such as CLD-1 which exhibits thermal degradation in the range of 250 degrees Celsius to 275 degrees Celsius. This high temperature stability of our materials eliminates a major obstacle to vertical integration of electro-optic polymers into standard microelectronic manufacturing processes (e.g. wave/vapor-phase soldering) where thermal stability of at least 300 degrees Celsius is required. In independent laboratory tests, ten-percent material degradation, a common evaluation of overall thermal stability, did not occur until our Perkinamine material base was exposed to temperatures as high as 350 degrees Celsius, as determined by Thermo-Gravimetric Analysis (TGA). The test results supported our Company's progress to introduce our materials into commercial applications such as optical interconnections, high-speed telecom and datacom modulators, and military/aerospace components.

     We ultimately intend to use our next-generation electro-optic plastics for future applications vital to the following industries. We expect to create specific materials for each of these applications as appropriate:

     *   Satellite Reconnaissance
     *   Navigational Systems
     *   Radar Applications
     *   Telecommunications
     *   Backplane Optical Interconnects
     *   Entertainment
     *   Medical Applications

     In an effort to maximize our future revenue stream from our electro-optic polymer products, we are currently evaluating each of or some combination of the following approaches:

     *   Licensing our technology for individual specific applications;
     * Entering into collaborative or joint venture agreements with one or a number of partners; or
     *   Selling our products directly to commercial customers.

     Additionally, we must create an infrastructure, including operational and financial systems, and related internal controls, and recruit qualified personnel. Failure to do so could adversely affect our ability to support our operations.

     We have incurred substantial net losses since inception. We have satisfied our capital requirements since inception primarily through the issuance and sale of common stock. During 2004 we raised approximately $529,000 from the issuance of convertible promissory notes, of which $30,000 was converted into common stock of the company during 2004 and the remaining $499,000 converted in 2005. Also, during 2005, we raised an aggregate of $1,000,000 from the private sale of our common stock. During 2006, we raised approximately $425,000 from the private sale of our common stock, and from January 1, 2007 to date, we raised $1,241,000 from the private sale of our common stock.
</R
Recent Developments

     Award

     On September 26, 2006, we were awarded the 2006 Electro-Optic Materials Technology Innovation of the Year Award by Frost & Sullivan. Frost & Sullivan's Technology Innovation of the Year Award is bestowed upon candidates whose original research has resulted in innovations that have, or are expected to bring, significant contributions to multiple industries in terms of adoption, change, and competitive posture. This award recognizes the quality and depth of our Company's research and development program as well as the vision and risk-taking that enabled us to undertake such an endeavor.

     Stock Issuances

     On April 25, 2007, our Company's board of directors authorized our Company to raise up to $1,000,000 of capital by selling its equity securities and warrants to purchase its equity securities pursuant to a private offering. To date, this private offering has raised an aggregate of $667,000. Pursuant to the terms of this private offering, up to 20 units were offered at the offering price of $50,000 per unit, with each unit comprised of 100,000 shares of common stock, and a warrant to purchase 50,000 shares of common stock at $0.50 per share. The warrants are exercisable at any time for a period of two years commencing on the date our Company accepted the purchaser's subscription pursuant to this offering.


     On June 15, 2006, our Company's board of directors authorized our Company to raise up to $1,500,000 of capital by selling its equity securities and warrants to purchase its equity securities pursuant to a private offering. On December 11, 2006, our Company's board of directors authorized our Company to amend its this private offering to authorize our Company to raise up to $1,000,000 of capital by selling its equity securities and warrants to purchase its equity securities pursuant to an amended private offering. The amended private offering raised an aggregate of $999,000, $425,000 during 2006 and $574,000 during the first quarter of 2007, and was closed in March 2007.

     Pursuant to the terms of the amended offering, up to 20 units were offered at the offering price of $50,000 per unit, with each unit comprised of 100,000 shares of common stock, and a warrant to purchase 50,000 shares of common stock at $0.50 per share. The warrants are exercisable at any time for a period of two years commencing on the date our Company accepted the purchaser's subscription pursuant to the amended offering.

     In connection with both of the above-described offerings,, we and our investors entered into a registration rights agreement pursuant to which we agreed that if within 12 months after the closing of the respective offering our Company files a Form SB-2 registration statement (or such other form that it is eligible to use) with the Securities and Exchange Commission to register some or all of our outstanding shares of common stock for resale and distribution, that subject to certain limitations, upon their request, we would include all of the shares of common stock offered and sold to our investors pursuant to the above-described offerings. Our Company is not subject to any cash or other penalty in the event we do not file a Form SB-2 registration statement (or such other form that we are eligible to use) with the Securities and Exchange Commission to register the shares of common stock offered and sold to our investors pursuant to the above-described offerings.

     On February 8, 2007, our Company authorized the issuance of 151,785 shares of our Company's common stock, $0.001 par value, to a stock analyst firm for stock analyst services.

     On February 28, 2007, our Company authorized the issuance of 1,000,000 shares of our Company's common stock, $0.001 par value, to our management firm for management services.

     On April 17, 2007, our Company authorized the issuance of 100,000 shares of our Company's common stock, $0.001 par value, to our legal counsel in exchange for legal services.


Results of Operations

Comparison of Three Months Ended March 31, 2007 to Three Months Ended March 31, 2006

     Revenues

     We had no revenues during the three months ended March 31, 2007 or 2006 since we are a development stage company that has yet to commence revenue creating operations.

     Operating Expenses

     Our operating expenses were $740,179 and $638,092 for the three months ended March 31, 2007 and 2006, respectively, for an increase of $102,087. This increase in operating expenses was due primarily to our hiring additional personnel, significantly increasing our research and development activities and legal, accounting and other costs associated with preparing to become a public company.

     Included in our operating expenses for the three months ended March 31, 2007 was $413,606 for research and development expenses compared to $327,349 for that same period in 2006; and $326,573 for general and administrative expenses for the three months ended March 31, 2007 compared to $310,743 for that same period in 2006.

     Research and development expenses currently consist primarily of compensation for employees and contractors engaged in internal research and product development activities; laboratory operations, outsourced development and processing work; fees and expenses related to patent applications and intellectual property protection; costs incurred in acquiring and maintaining licenses; and related operating expenses.

     We expect to continue to incur substantial research and development expense to develop commercial products that utilize our electro-optic plastics. These expenses could increase as a result of continued development and commercialization of our electro-optic materials technology; subcontracting work to potential development partners; expanding and equipping in-house laboratories; hiring additional technical and support personnel; pursuing other potential business opportunities; and incurring related operating expenses.

     General and administrative expense consists primarily of compensation and support costs for management and administrative staff, and for other general and administrative costs, including executive, investor relations, accounting and finance, legal, consulting and other operating expenses, including laboratory space rental costs.

     We expect general and administrative expense to increase in future periods as we increase the level of corporate and administrative activity, including increases associated with our operation as a public company; and significantly increase expenditures related to the future production and sales of our products.

     Other Income (Expense)

     Other expense was $2,005 for the three months ended March 31, 2007, consisting of $3 of interest income on cash deposits and short term investments and $2,008 of interest expense compared to other expense of $492 for the three months ended March 31, 2006, consisting of $234 of interest income on cash deposits and short term investments and $726 of interest expense.

     Net Loss

     Net loss was $742,184 and $638,584 for the three months ended March 31, 2007 and 2006, respectively, for an increase of $103,600, primarily resulting from research and development and general and administrative expenses incurred as described above.


Comparison of Fiscal 2006 to Fiscal 2005

     Revenues

     We had no revenues in fiscal 2006 or 2005 since we are a development stage company that has yet to commence revenue creating operations.

     Operating Expenses

     Our operating expenses were $2,994,749 and $1,708,057 for the years ended December 31, 2006 and 2005, respectively, for an increase of $1,286,692. This increase in operating expenses was due primarily to our hiring additional personnel, significantly increasing our research and development activities and legal, accounting and other costs associated with preparing to become a public company.

     Included in our operating expenses for 2006 was $1,179,997 for research and development expenses compared to $813,725 for 2005. Research and development expenses currently consist primarily of compensation for employees and contractors engaged in internal research and product development activities; laboratory operations, outsourced development and processing work; fees and expenses related to patent applications and intellectual property protection; costs incurred in acquiring and maintaining licenses; and related operating expenses.

     We expect to continue to incur substantial research and development expense to develop commercial products that utilize our electro-optic plastics. These expenses could increase as a result of continued development and commercialization of our electro-optic materials technology; subcontracting work to potential development partners; expanding and equipping in-house laboratories; hiring additional technical and support personnel; pursuing other potential business opportunities; and incurring related operating expenses.

     General and administrative expense consists primarily of compensation and support costs for management and administrative staff, and for other general and administrative costs, including executive, investor relations, accounting and finance, legal, consulting and other operating expenses, including laboratory space rental costs.

     General and administrative expenses increased $920,420 to $1,814,752 for 2006 compared to $894,332 for 2005. The increase of $920,420 is due primarily to our increases in accounting and auditing fee, legal fee, wages and salaries, rent, insurance, state income tax, and travel and entertainment expenses, which were offset by a decrease in management fees, Internet/website costs and other costs.

     Accounting and auditing fees were $-0- and $83,933 in 2005 and 2006. The increase of $83,933 was primarily due to our Company requiring SEC audits on a yearly basis, transfer agent fees and accounting fees as a result of becoming a publicly traded entity. Legal fees increased $68,412 to $142,711 in 2006 compared to $74,299 in 2005 due to fees associated with the preparation of the Form 10-SB and other legal services provided to our Company.

     Payroll expense increased $52,849 from $372,653 in 2005 to $425,502 in 2006 due to the amortization of employee options and an increase in pay for some of the officers. Consultant expense was $-0- and $649,648 in 2005 and 2006. An increase of $559,648 was due to the Company hiring a CEO who had received warrants/options that were amortized and expensed
in 2006.    The additional increase of $90,000 was due to the Company
entering into two consulting contracts during 2006.

     Rent increased $10,075 from $10,200 in 2005 to $20,275 in 2006 due to our Company signing an additional lease of $3,000 per month for a laboratory in New Jersey. This lease was canceled in December 2006. Insurance expenses increased $22,340 from $38,381 in 2005 to $60,721 in 2006 due to our Company obtaining a director and officer insurance policy that began in 2006.

     State income tax was paid during 2006 for taxes due on payroll in prior years. This amount of $20,169 was an increase from the prior year, where there was no additional payroll taxes paid for prior years.

     Travel expenses increased $23,561 to $37,700 in 2006 compared to $14,139 in 2005 due to a conference trip, travel to accept our Frost & Sullivan award, travel expenses for consultants and travel and entertainment expenses for potential investors.

     Management fees decreased $21,831 from $340,376 in 2005 to $318,545 in 2006 as a result of not renewing a particular consultant during 2006. Internet/website expense decreased $18,325 from $21,455 in 2005 to $3,130 in 2006 due to the Company incurring significant one time costs to create their Internet website in 2005.

     We expect general and administrative expense to increase in future periods as we increase the level of corporate and administrative activity, including increases associated with our operation as a public company;
and significantly increase expenditures related to the future production and sales of our products.

     Other Income (Expense)

     Other income was $60,940 in the year ended December 31, 2006, consisting of $243 of interest income on cash deposits and short term investments, $1,527 of dividend income, $63,187 of realized gain on investment and $4,017 of interest expense compared to other income (expense) of $(13,708) in the year ended December 31, 2005, consisting of $6,994 of interest income on cash deposits and short term investments and $20,702 of interest expense.

     Net Loss

     Net loss was $2,933,809 and $1,721,765 for the years ended
December 31, 2006 and 2005, respectively, for an increase of $1,212,044, primarily resulting from research and development and general and administrative expenses incurred as described above.

Comparison of Fiscal 2005 to Fiscal 2004

     Revenues

     We had no revenues in fiscal 2005 or 2004 since we are a development stage company that has yet to commence revenue creating operations.

     Operating Expenses

     Our operating expenses were $1,708,057 and $722,386 for the years ended December 31, 2005 and 2004, respectively, for an increase of $985,671. This increase in operating expenses was due primarily to our hiring additional personnel, significantly increasing our research and development activities and costs associated with being a public company.

     Included in our operating expenses for 2005 was $813,725 for research and development expenses compared to $263,702 for 2004 and $894,332 for general and administrative expenses compared to $458,684 for 2004.

     Research and development expenses currently consist primarily of compensation for employees and contractors engaged in internal research and product development activities; laboratory operations, outsourced development and processing work; fees and expenses related to patent applications and intellectual property protection; costs incurred in acquiring and maintaining licenses; and related operating expenses.

     General and administrative expense consists primarily of compensation and support costs for management and administrative staff, and for other general and administrative costs, including executive, investor relations, accounting and finance, legal, consulting and other operating expenses, including laboratory space rental costs.

     General and administrative expenses increased $435,649 to $894,333 for 2005 compared to $458,684 for 2004. The increase of $435,649 is due primarily to our increases in professional management fees, payroll expenses and Internet/website costs, which were offset by a decrease in legal fees and other costs.

     Professional management fees increased $133,687 to $340,376 in 2005 compared to $206,689 in 2004 due to a management agreement our Company signed with Universal Capital Management, Inc. during 2005.

     Legal fees increased $30,823 to $74,300 in 2005 compared to $43,477 in 2004.

     Payroll expense increased $163,916 from $208,738 in 2004 to $372,654 in 2005 because payroll was paid for 8 months in 2004 and for 12 months in 2005. Additionally, employee health insurance expense increased from $-0- in 2004 to $22,340 in 2005 since we did not offer health insurance in 2004.

     Interest expense decreased $3,933 from $24,635 in 2004 to $20,702 in 2005. This decrease is due to interest on convertible notes issued in 2004 being accrued during 2004 and 2005. The amount accrued in 2004 and 2005 was $19,098 and $16,526. These notes were converted in 2005. In 2004, interest expense was included in the cost of goods sold and in 2005 it was recorded as a separate line item on the financial statements.

     Internet/website expense increased $21,050 from $405 in 2004 to $21,455 in 2005 due to the Company incurring significant one time costs to create their Internet website in 2005.


     Other Income (Expense)

     Other income (expense) was $(13,708) in the year ended December 31, 2005, consisting of $6,994 of interest income on cash deposits and short term investments and $20,702 of interest expense compared to other income of $240 of interest income on cash deposits and short term investments in the year ended December 31, 2004.

     Net Loss

     Net loss was $1,721,765 and $722,146 for the years ended December 31, 2005 and 2004, respectively, for an increase of $999,619, primarily resulting from research and development and general and administrative expenses incurred as described above.

Critical Accounting Policies

     The Company's accounting policies are more fully described in
Note 1 of Notes to Financial Statements. As disclosed in Note 1 of Notes to Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment, estimation, or complexity than other accounting policies.

     Merger

     On July 14, 2004, the Company acquired PSI-TEC. Under the terms of the merger agreement, the stockholders of PSI-TEC received 15,600,000 shares of common stock in exchange for its 2,206,280 shares. Following the merger, the Company changed its name to PSI-TEC Holdings, Inc. Under accounting principles generally accepted in the United States, the share exchange is considered to be a capital transaction in substance rather than a business combination. That is, the share exchange is equivalent to the issuance of stock by PSI-TEC Holdings, Inc. for the net monetary assets of PSI-TEC, accompanied by a recapitalization, and is accounted for as a change of capital structure. Accordingly, the accounting for the share exchange will be identical to that resulting from a reverse acquisition, except no goodwill will be recorded. Under reverse takeover accounting, the post-reverse acquisition comparative historical financial statements of the legal acquirer, PSI-TEC Holdings, Inc., are those of the legal acquiree, PSI-TEC, which is considered to be the accounting acquirer. On October 20, 2006, PSI-TEC Holdings, Inc. and PSI-TEC merged and changed its name to Third-Order Nanotechnologies, Inc.

     Stock Based Compensation

     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

     On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R). Under this transition method, compensation cost recognized in the first quarter of 2006 includes compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123. In accordance with the modified prospective method of adoption, the Company's results of operations and financial position for prior periods have not been restated.

     The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award.

Liquidity and Capital Resources

	During the three months ended March 31, 2007, net cash used in operating activities was $304,669 and net cash used in investing activities was $140,680, which was due primarily to the purchase of a piece of equipment. Net cash provided by financing activities for the three months ended March 31, 2007 was $572,793. At March 31, 2007, our cash and cash equivalents totaled $127,972, our assets totaled $932,219, our liabilities totaled $287,817, and we had stockholders' equity of $644,402.

	During the three months ended March 31, 2006, net cash used in operating activities was $125,004 and net cash used by financing activities was $1,147. At March 31, 2006, our cash and cash equivalents totaled $23,876, our assets totaled $802,265, our liabilities totaled $101,746 and we had stockholders' equity of $704,518.

     During 2006, net cash used in operating activities was $742,675 and net cash provided by investing activities was $166,873, which was derived primarily by proceeds from the sale of available securities. Net cash provided by financing activities during 2006 was $426,303. At December 31, 2006, our cash and cash equivalents totaled $528, our assets totaled $839,746, our liabilities totaled $264,974, and we had stockholders' equity of $574,772.

     During 2005, net cash used in operating activities was $775,298 and net cash used in investing activities was $238,687, which were financed primarily by proceeds from the sale of common stock. Net cash provided by financing activities during 2005 was $995,620. At December 31, 2005, our cash and cash equivalents totaled $150,027, our assets totaled $959,110, our liabilities totaled $127,232 and we had stockholders' equity of $831,878.

     Sources and Uses of Cash

     Our future expenditures and capital requirements will depend on numerous factors, including: the progress of our research and development efforts; the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce and sell products incorporating our plastic materials technology; the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; market acceptance of our products and competing technological developments; and our ability to establish cooperative development, joint venture and licensing arrangements. We expect that we will incur in excess of $1 million of expenditures over the next 12 months. Our cash requirements are expected to increase at a rate consistent with revenue growth as we expand our activities and operations with the objective of commercializing our electro-optic plastic technology during 2008.

     Our business does not presently generate the cash needed to finance our current and anticipated operations. We believe we have raised sufficient capital to finance our operations for the next five
(5) months, however, we will need to obtain additional future financing during the latter part of 2007 to finance our operations until such time that we can conduct profitable revenue-generating activities. Such future sources of financing may include cash from equity offerings, exercise of warrants and stock options and proceeds from debt instruments; but we cannot assure you that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to us. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to substantially limit our operations. This limitation of operations may include reductions in capital expenditures and reductions in staff and discretionary costs.

     We expect that our cash used in operations will increase during 2007 and beyond as a result of the following planned activities:

     * The addition of management, sales, marketing, technical and other staff to our workforce;

     * Increased spending for the expansion of our research and development efforts, including purchases of additional laboratory and production equipment;

     * Increased spending in marketing as our products are introduced into the marketplace;

     * Developing and maintaining collaborative relationships with strategic partners;

     * Developing and improving our manufacturing processes and quality controls; and

     * Increases in our general and administrative activities related to our operations as a reporting public company and related corporate compliance requirements.

     Analysis of Cash Flows

     For the three moths ended March 31, 2007

     Net cash used in operating activities was $304,669 for the three months ended March 31, 2007, consisting of payments for management, legal, professional and consulting expenses, rent and other expenditures necessary to develop our business infrastructure, offset by $366,233 in deferred charges, $13,708 in warrants issued for services, $25,448 in options issued for services, $4,365 in prepaid expenses, $20,551 in accounts payable and $3,499 in accrued expenses.

     Net cash used by investing activities was $140,680 for the three months ended March 31, 2007, consisting of $100,480 for intangibles, as well as the purchase of equipment for $40,200.


     Net cash provided by financing activities was $572,793 for the three months ended March 31, 2007 and consisted of $574,000 of proceeds from the sale of our common stock, offset by the repayment of $1,207 of notes payable.

     For the year ended December 31, 2006

     Net cash used in operating activities was $742,675 for the year ended December 31, 2006, consisting of payments for management, legal, professional and consulting expenses, rent and other expenditures necessary to develop our business infrastructure, offset by $1,839,852 in deferred charges, $66,500 in warrants issued for services, $91,598 in options issued for services, $75,000 in receivables, $153,763 in accounts payable and $24,800 in accrued expenses.


     Net cash provided by investing activities was $166,873 for the year ended December 31, 2006, consisting of $8,514 for intangibles, as well as the proceeds from the sale of available for sale securities of $175,387.

     Net cash provided by financing activities was $426,303 for the year ended December 31, 2006 and consisted of $425,000 of proceeds from the sale of our common stock, and $6,500 from a subscription receivable, offset by the repayment of $5,197 of notes payable.

     For the year ended December 31, 2005

     Net cash used in operating activities was $775,298 for the year ended December 31, 2005, consisting of payments for management, legal, professional and consulting expenses, rent and other expenditures necessary to develop our business infrastructure, offset by $762,565 in deferred charges and $26,334 in accounts payable.

     Net cash used in investing activities was $238,687 for the year ended December 31, 2005, consisting of $24,825 for laboratory equipment, $13,862 for intangibles, as well as the purchase of $200,000 of investment securities.

     Net cash provided by financing activities was $995,620 for the year ended December 31, 2005 and consisted of $1,000,000 of proceeds from the sale of our common stock, offset by the payment of $4,380 related to a loan payable.

Inflation and Seasonality

     We do not believe that our operations are significantly impacted by inflation. Our business is not seasonal in nature.


Item 3.   Description Of Property.

     We share approximately 1,200 square feet of office space with Universal Capital Management, Inc. for our executive and business office headquarters that are located at 2601 Annand Dr. #16, Wilmington, Delaware 19808. We coordinate our operations and market our services from this space. Universal Capital Management, Inc. allows us to utilize this office space free of charge on a month-to-month basis.

     We also lease approximately 1,400 square feet of laboratory space at 41A Germay Drive, Wilmington, Delaware 19804-1100. We operate an organic synthesis and thin-films laboratory from this facility, which has state-of-the-art equipment including NMR, IR, UV/VIS and HPLC analytical systems, profilometry evaluation and electro-optic (r33) materials characterization necessary to produce next generation fiber-optic organic materials. We lease this space at fair market value rates from a third party. The lease expires on December 31, 2008 and annual rent for the space is $8,400.

    We believe our executive and business office headquarters are adequate for our reasonably foreseeable needs.

Item 4.  Security Ownership Of Certain Beneficial Owners And
         Management.

         Security Ownership of Certain Beneficial Owners

    The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to our Company to be the beneficial owner of more than five percent (5%) of our common stock:

  Name and Address                Amount and Nature
of Beneficial Owner (1)        of Beneficial Ownership(3)   % of Class Owned (5)
-----------------------        --------------------------   --------------------
Frederick J. Goetz, Jr.  (2)            3,372,000                   10.66%

Frederick J. Goetz (2)                  6,597,000 (4)               20.86%

Mary Goetz (2)                          6,597,000 (4)               20.86%

Andrew J. Ashton                        3,132,000                    9.90%

---------------------------

1.   In care of our Company at 2601 Annand Dr. #16, Wilmington,
     Delaware 19808.
2. Frederick J. Goetz and Mary Goetz are Husband and wife, and Frederick J. Goetz, Jr. is their son.
3. To our best knowledge, as of the date hereof, such holders had the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days from the date hereof.
4. Consists of (i) 3,465,000 shares of common stock owned by Frederick J. Goetz; and (ii) 3,132,000 shares of common stock owned by Mary Goetz. Each of Frederick J. Goetz and Mary Goetz disclaim any beneficial ownership of their spouse's shares of common stock.
5. Based on 31,622,535 shares of common stock outstanding. Does not include shares underlying: (i) options to purchase shares of our common stock under our 2005 Stock Option Plan, or (ii) outstanding warrants to purchase shares of our common stock.

                Security Ownership of Management


     The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our common stock of each of our officers and directors, and officers and directors as a group:

  Name and Address                Amount and Nature
of Beneficial Owner (1)        of Beneficial Ownership(2)   % of Class Owned (3)(4)
-----------------------        --------------------------   -----------------------
Ronald R. Genova
Interim Chief Executive
Officer (5)                                 -- (6)                  --%

Harold R. Bennett
Director
Chief Executive Officer (7)            125,000 (8)                   *

Frederick J. Goetz, Jr. (9)
Director, President                  3,372,000                     10.66%

Frederick J. Goetz (9)
Chief Science Officer                6,597,000 (10)                20.86%

David F. Eaton
Chief Technology Officer                62,500 (11)                  *

Andrew J. Ashton
Director, Executive
Vice President, Treasurer
Secretary                            3,132,000                      9.90%

Directors and Officers as
a Group (5 Persons)                 13,288,500                     42.02%

----------------------------

*    Less than 1%
1.   In care of our Company at 2601 Annand Dr. #16, Wilmington,
     Delaware 19808.
2. To our best knowledge, as of the date hereof, such holders had the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days from the date hereof.
3. Based on 31,622,535 shares of common stock outstanding. Does not include shares underlying: (i) options to purchase shares of our common stock under our 2005 Stock Option Plan, or (ii) outstanding warrants to purchase shares of our common stock.
4. If a person listed on this table has the right to obtain additional shares of common stock within 60 days from the date hereof, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
5. From September 2005 to February 2007, Mr. Genova served as our Interim Chief Executive Officer.

6. Mr. Genova's option to purchase up to 444,000 shares of Common stock expired on May 30, 2007.
7. Mr. Bennett was appointed to serve as our Chief Executive Officer in March 2007.
8. On April 17, 2007 Mr. Bennett received a warrant to purchase up to 300,000 shares of common stock that vest pursuant to the following schedule: (i) 25,000 shares vested on April 17, 2007; and (ii) 275,000 shares vest in 11 equal monthly installments of 25,000 shares per month commencing on the 15th day of each month following April 17, 2007.
9. Frederick J. Goetz and Mary Goetz are Husband and wife, and Frederick J. Goetz, Jr. is their son.
10. Consists of (i) 3,465,000 shares of common stock owned by Frederick J. Goetz; and (ii) 3,132,000 shares of common stock owned by Mary Goetz. Frederick J. Goetz disclaims any beneficial ownership of the 3,132,000 shares of common stock owned by Mary Goetz, his wife.
11. On April 17, 2007 Mr. Eaton received a warrant to purchase up to 150,000 shares of common stock that vest pursuant to the following schedule: (i) 12,500 shares vested on April 17, 2007; and (ii) 137,500 shares shall vest in 11 equal monthly installments of 12,500 shares per month commencing on the 15th day of each month following April 17, 2007.

Item 5.  Directors And Executive Officers, Promoters And Control
         Persons.

Our current directors and executive officers are as follows:

     Name                  Age     Position                   Term/Period Served
     ----                  ---     --------                   ------------------
Harold R. Bennett          50      Director, Chief Executive   1 yr./Since 2007
                                   Officer
Frederick J. Goetz, Jr.    32      Director, President         1 yr./Since 2004

Frederick J. Goetz (1)     64      Chief Science Officer        ----/Since Inception (1)

David F. Eaton             60      Chief Technology Officer            ----

Andrew J. Ashton           31      Director, Senior Vice       1 yr./Since 2004
                                   President, Treasurer,
                                   Secretary

------------------------

1. Dr. Goetz was the founder of PSI-TEC Corporation and has served as an officer and until 2005, a director, of our Company since its inception.

     Mr. Harold R. Bennett.  Mr. Bennett has served as an officer and
     ---------------------
director of our Company since March 2007. Since 1994 to the present, Mr. Bennett has acted as an independent management consultant serving as a corporate restructuring advisor for large high-tech corporations, including DuPont, Silicon Graphics, 3M and Sun Microsystems. Most recently, Mr. Bennett successfully implemented a program for DuPont to outsource innovation by creating a new business model for DuPont Ventures. Prior to 1994, Mr. Bennett gained extensive experience in starting and growing companies in Silicon Valley, including Aprex, West End Partners Imaging and Digital Research.
Mr. Bennett has a degree in Mathematical Physics from Stanford University and is named on several U.S. Patents.

     Mr. Frederick J. Goetz, Jr. Mr. Goetz has served as an officer
     ---------------------------
and director of our Company since July 2004. Mr. Goetz is in charge of the day-to-day operations of our Company and its movement to a fully functioning commercial corporation. He is a leader in the corporate coding and operation of electrostatic simulation software for nonlinear optic materials development and aids in the development of novel molecular designs and quantum mechanical interpretation at our Company.

Prior to joining our Company, Mr. Goetz began his career at Lawrence Berkeley Laboratory and the Army Research Laboratory on Aberdeen Proving Grounds after graduating first in his class in physics from the University of Delaware in 1997. He holds a degree in physics and currently serves as technical advisor on the board of Universal Capital Management. Frederick J. Goetz, Jr. is Dr. Goetz's son.

      Dr. Frederick J. Goetz. Dr. Goetz founded our Company in 1991 and
      -----------------------
has served as an officer and until 2005, a director, of our Company since its inception. Dr. Goetz has dedicated his life to the advancement of electro-optics. A recognized industrial expert in polyheterocyclic organic chemistry, his distinguished career began at American Aniline Products, where he served as a research project team leader. He went on to lead groups at American Color and Chemical Corporation, Hooker Chemical and Plastics, Occidental Petroleum
(Senior Scientist), Occidental Chemical, DuPont Experimental Station (Research Associate), Pennwalt, and Atochem North America. Dr. Goetz established an electro-optics program at Atochem, before founding PSI-TEC Corporation in 1991. Dr. Goetz is Frederick J. Goetz, Jr.'s father.

     Dr. David F. Eaton.  Mr. Eaton has served as an officer of our Company
     --------------------
since May 2007. For over 30 years, Mr. Eaton was employed in DuPont's chemical division, with his most recent appointment being its technology director. Most recently, from September 2003 to present, Mr. Eaton founded and is the principal of Light Insights, LLC, a consulting firm, and from March 2005 to present, Mr. Eaton has served as vice president of technology for software company Precision Cure, LLC. Mr. Eaton has a bachelor's degree in chemistry from Wesleyan University and a Ph.D. in chemistry from the California Institute of Technology.

     Mr. Andrew J. Ashton.  Mr. Ashton has served as an officer and
     --------------------
director of our Company since July 2004. Since that time his assistance in the creation of the synthetic chemistry of our novel molecular architecture has been fundamental to our Company's success. His current duties include the development of chemical synthesis, providing extensive analytical support and assisting with our Company's management goals. Mr. Ashton is a skilled computer scientist and organic chemist who began his career in 1998 at the Army Research Laboratory on the Aberdeen Proving Grounds where he helped to design and implement computer interfaces for fiberglass composite analysis. At that time he joined PSI-TEC Corporation as a financial manager and was responsible for day to day administrative duties. He was instrumental in securing government funding, PSI-TEC's sole financial source, until 2003.

Item 6.  Executive Compensation.

      The table below summarizes all compensation awarded to, earned by, or paid to our current executive officers for the fiscal years ended December 31, 2006 and 2005.

                    Summary Compensation Table
                    --------------------------
                                                                              Nonqualified
Name                                                           Non-Equity       Deferred
and                                       Stock     Option   Incentive Plan   Compensation     All Other
principal                Salary   Bonus   Awards    Awards    Compensation      Earnings     Compensation     Total
position           Year   ($)      ($)     ($)       ($)          ($)             ($)            ($)           ($)
--------           ----  ------   -----   ------   --------  --------------   ------------   ------------   --------

Ronald R. Genova,  2006  96,000     0       0      $473,737       0               0              0         $569,737
Interim CEO(1)     2005  51,000     0       0         0           0               0              0         $ 51,000

Frederick J.       2006  96,000     0       0         0           0               0              6,000(5)  $102,000
 Goetz, Jr.,       2005  96,000     0       0         0           0               0              6,000(5)  $102,000
President,
Director(2)

Frederick J.       2006  72,000     0       0         0           0               0              0         $ 72,000
 Goetz, Sr.,       2005  72,000     0       0         0           0               0              4,000     $ 76,000
Chief Tech.
Officer, Former
Director(3)

Andrew J. Ashton,  2006  96,000     0       0         0           0               0              0         $ 96,000
Vice Pres.,        2005  96,000     0       0         0           0               0              0         $ 96,000
Treasurer,
Director(4)


(1)  From September 2005 to February 2007, Mr. Genova served as our
     Interim Chief Executive Officer. Mr. Genova received $8,000 per month for serving as our interim chief executive officer. During 2005, $24,000 of Mr. Genova's salary was for serving as our interim chief executive officer and $27,000 was for consulting services Mr. Genova provided our Company prior to September 2005. Mr. Genova deferred payment of $24,000 owed to him during 2006 due to our limited operating capital. Previously, on May 6, 2005, we entered into an Advisory Board Agreement with Mr. Genova whereby we named Mr. Genova to our Advisory Board to provide advisory services to our Company, and pursuant to that agreement we issued to Mr. Genova a warrant to purchase 100,000 shares of our common stock at an exercise price of $2.10 per share. On February 14, 2006, we canceled that warrant and granted Mr. Genova stock options to purchase up to 500,000 shares of our common stock at the exercise price of $1.00 per share pursuant to our 2005 Stock Option Plan.
(2)  We have no written employment agreement with Fred Goetz, Jr. Mr.
     Goetz receives an annual salary of $96,000. Due to our limited operating capital, Mr. Goetz deferred payment of $16,000 and $8,000 owed to him during 2006 and 2005, respectively.
(3)  Mr. Fred Goetz, Sr. ceased being a director on December 20, 2005.
     We have no written employment agreement with Fred Goetz, Sr. Mr. Goetz receives an annual salary of $72,000. Due to our limited operating capital, Mr. Goetz deferred payment of $18,000 owed to him during 2006.
(4)  We have no written employment agreement with Andrew J. Ashton.
     Mr. Ashton receives an annual salary of $96,000. Due to our limited operating capital, Mr. Ashton deferred payment of $16,000 and $8,000 owed to him during 2006 and 2005, respectively.
(5) We provide an automobile that Mr. Fred Goetz, Jr. utilizes at a cost to us of approximately $6,000 per year.

Summary of Options Grants

     Set forth below is a summary of our option awards to executive officers outstanding as of December 31, 2006, our latest fiscal year end.

                                                Number of Securities
                  Number of Securities          Underlying              Option     Option
                  Underlying Unexercised        Unexercised Options     Exercise   Expiration
Name              Options (#) Exercisable (1)   (#) Unexercisable       Price ($)  Date
----              ---------------------------   --------------------    ---------  ----------

Ronald R. Genova         444,000                        ---              1.00       5/30/07

(1) We grant stock options to our executive officers based on their level of experience and contributions to our Company. The aggregate fair value of these options are computed in accordance with FAS 123R and are reported in the Summary Compensation Table above in the column titled "Option Awards." On February 14, 2006, we granted Mr. Genova options to purchase up to 500,000 shares of our common stock at the exercise price of $1.00 per share with an expiration date of February 14, 2009, pursuant to our 2005 Stock Option Plan, and we canceled a previously issued 100,000 share warrant to purchase our common stock at an exercise price of $2.10 per share. On November 10, 2006, we extended the option expiration date to February 13, 2016 and modified the vesting schedule of unvested options from 300,000 options vesting from 2/14/06 to 2/14/09 and 200,000 options vesting from 1/1/07 to 2/14/09 to 420,000 options vesting on November 10, 2006 and 80,000 options vesting at the rate of 8,000 options per month from 12/1/06 to 9/1/07. Pursuant to our 2005 Stock Option Plan, since Mr. Genova's employment with the Company ceased effective February 28, 2007, the expiration date of his options accelerated to 5/30/07. At no time during the last fiscal year was any outstanding option otherwise modified or re-priced, and there was no tandem feature, reload feature, or tax-reimbursement feature associated with any of the stock options we granted to our executive officers or otherwise.

     There were no other options granted or exercised by the named executive officers in the last two fiscal years.

                    Compensation of Directors

     During fiscal years 2005 and 2006, no officer or director received any type of compensation from our Company for serving as such. Presently, our directors, including those who serve as officers of our Company, are not compensated for serving as such, other than reimbursement for out of pocket expenses incurred in attending director meetings.

    We adopted our 2005 Stock Option Plan for the benefit of our directors, officers, employees and consultants, and we have reserved 1,000,000 shares of common stock for such persons pursuant to this Plan.

    Our board of directors currently has no formal committees, such as a compensation committee or an audit committee.


Item 7.   Certain Relationships and Related Transactions.

    None.

Item 8.   Description of Securities.

                            General

    As of the date of this registration statement, we have the authority to issue 51,000,000 shares of stock, consisting of 50,000,000 shares of common stock, par value $0.001 per share; and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this registration statement, we have a total of 31,622,535 shares of common stock outstanding, held of record by approximately 103 stockholders. We do not have any shares of preferred stock outstanding.

                         Common Stock

    Each outstanding share of common stock is entitled to one vote on all matters to be submitted to a vote of the stockholders. Holders do not have preemptive rights, so we may issue additional shares that may reduce each holder's voting and financial interest in our Company. Cumulative voting does not apply to the election of directors, so holders of more than 50% of the shares voted for the election of directors can elect all of the directors. All elections for directors shall be decided by a plurality vote; all other questions shall be decided by majority vote except as otherwise provided by Nevada Statutes. Our bylaws permit the holders of the same percentage of all shareholders entitled to vote at a meeting to take action by written consent without a meeting.

    Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our Company, holders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders do not have any conversion, redemption provisions or other subscription rights. All of the outstanding shares of common stock are fully paid and non-assessable.

                       Preferred Stock

    Pursuant to our Company's Articles of Incorporation, our board of directors is empowered, without stockholder approval, to issue series of preferred stock with any designations, rights and preferences as they may from time to time determine. The rights and preferences of this preferred stock may be superior to the rights and preferences of our common stock; consequently, preferred stock, if issued, could have dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the common stock. Additionally, Preferred stock, if issued, could be utilized, under special circumstances, as a method of discouraging, delaying or preventing a change in control of our business or a takeover from a third party.

                           PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

                      Market Information

     Our common stock is currently traded under the symbol TDON on the Pink Sheets' Electronic Quotation Service (the "Pink Sheets").

     The following table set forth below lists the range of high and low bids for our common stock for each fiscal quarter for the last two fiscal years as reported by the Pink Sheets. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

                         High             Low
                         ----             ---
     2005             Bid    Asked    Bid    Asked
     ----             ---    -----    ---    -----
     1st Quarter     $4.40   $4.85   $0.56   $0.65
     2nd Quarter     $4.60   $4.80   $1.85   $1.865
     3rd Quarter     $3.05   $3.13   $2.00   $2.09
     4th Quarter     $2.06   $2.10   $1.30   $1.45

     2006
     ----

     1st Quarter     $2.10   $2.15   $2.15   $0.90
     2nd Quarter     $1.87   $2.00   $2.00   $1.10
     3rd Quarter     $1.14   $1.25   $1.25   $0.53
     4th Quarter     $0.83   $0.86   $0.38   $0.42


     2007
     ----

     1st Quarter     $0.72   $0.74    $0.42   $0.48

                            Holders

    As of the date of this registration statement, we have a total of 31,622,535 shares of common stock outstanding, held of record by approximately 109 shareholders. We do not have any shares of preferred stock outstanding.


                           Dividends

    No cash dividends have been declared or paid on our common stock to date. No restrictions limit our ability to pay dividends on our common stock. The payment of cash dividends in the future, if any, will be contingent upon our Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends is within the discretion of our board of directors. Our board of director's present intention is to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

  Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about our compensation plans under which shares of common stock may be issued upon the exercise of options as of December 31, 2006.

         Equity Compensation Plans as of December 31, 2006

---------------------------------------------------------------------------------------------------
                    A                               B                       C
---------------------------------------------------------------------------------------------------
                                                                            Number of securities
                                                                            remaining available for
                                                    Weighted-               future issuance under
                    Number of securities            average exercise        equity compensation
                    to be issued upon               price of                plans (excluding
                    exercise of outstanding         outstanding options,    securities reflected
Plan category       options, warrants and rights    warrants and rights      in column (A))
---------------------------------------------------------------------------------------------------


Equity compensation
plans approved by
security holders(1)        700,000                         1.00                 300,000

---------------------------------------------------------------------------------------------------

Equity compensation
plans not approved
by security holders          ---                            ---                  ---

---------------------------------------------------------------------------------------------------

Total                      700,000                        $1.00                 300,000
---------------------------------------------------------------------------------------------------

     On December 20, 2005, we adopted our 2005 Stock Option Plan for the benefit of our directors, officers, employees and consultants, and we have reserved 1,000,000 shares of common stock for such persons pursuant to this Plan.

           Over-the-counter Bulletin Board Listing Matters

    By virtue of filing this registration statement, we are making an application with the Securities and Exchange Commission (the "SEC" or "Commission") to register our common stock under the provisions of
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This registration will require our Company to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act.

     We intend to seek the listing of our common stock on the over-the-counter bulletin board ("OTCBB") upon the completion of this registration statement. In order to become listed on the OTCBB, a NASD market maker must apply on our behalf to make a market of our common stock on the OTCBB. We cannot assure you that a market maker will make an application on our behalf, or that if an application is made on our behalf, that the NASD will list our Company on the OTCBB.

       Penny Stock Regulations and Restrictions on Marketability

     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions;
(e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

     The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

     These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

                       Our Transfer Agent

     StockTrans, Inc. is the transfer agent for our common stock. They are located at 44 West Lancaster Ave., Ardmore, Pennsylvania 19003.


Item 2.  Legal Proceedings.

     During the spring of 2005, we raised $1,000,000 through the sale of 4,000,000 shares of our common stock in a limited offering to persons considered to be accredited investors. Our Company received a legal opinion from outside counsel as to the availability of an exemption from registration with the Securities and Exchange

Commission (the "SEC" or "Commission") with respect to the limited offering.

     In December 2005, we were informed by the Commission that it is investigating the circumstances surrounding the $1,000,000 offering described above including the subsequent public resale of certain shares originally sold in the offering, along with related matters. Our Company has further been informed that the original issuance of the stock and subsequent resale thereof may have been done, in the opinion of the Commission, in violation of the registration provisions of the Securities Act of 1933, as amended. These matters could lead to enforcement action by the Commission. Our Company has committed to cooperate fully with the Commission with the intention that all issues will be resolved as quickly as possible.

     Other than described herein, we are not aware of any litigation or threatened litigation of a material nature.

Item 3.   Changes In and Disagreements with Accountants.

     Not Applicable.

Item 4.   Recent Sales of Unregistered Securities.

     Our Company has sold the following securities within the past three years without registering the securities under the Securities
Act:

     Common Stock/Convertible Notes

     During 2004, our Company and subsidiary issued $499,000 in convertible promissory notes and 187,500 shares of our common stock to forty-one accredited investors. Our Company and subsidiary relied on Rule 506 of Regulation D for these transactions. The 187,500 shares of our common stock were issued at the price of 0.16 per share. As of June of 2005, all of the convertible promissory notes were converted into 3,118,750 shares of our common stock at the conversion price of approximately $0.16 per share.

     In July 2004, pursuant to our plan of reorganization, PSI-TEC shareholders were issued 15,600,000 shares of our common stock. These persons were the only offerees in connection with this transaction. We relied on Section 4(2) of the Securities Act.

     Also in July 2004, our Company issued 637,500 shares of common stock to five other persons, including 100,000 shares to our president, in exchange for the services such persons provided to our Company and subsidiary prior to August 1, 2004. The shares were valued at $0.16 per share for an aggregate amount of $102,000. These persons were the only offerees in connection with this transaction. We relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

     During April 2005 we issued 4,000,000 shares of common stock to seven persons our Company considered to be accredited investors at $0.25 per share for an aggregate amount of $1,000,000. We relied on Rule 504 of Regulation D for this transaction.

     During August 2005 we issued 200,000 shares of common stock to one accredited investor, in exchange for management advisory services it provided to our Company and its subsidiary. The shares were valued at $2.92 per share for an aggregate amount of $584,000. This person was the only offeree in connection with this transaction. We relied on
Section 4(2) of the Securities Act since the transaction did not involve any public offering.

     Also, during August 2005 we issued 210,000 shares of common stock to two accredited investors in exchange for consulting services provided to our Company and its subsidiary. The shares were valued at an average price of approximately $2.79 per share for an aggregate amount of $585,500. These persons were the only offerees in connection with these transactions. We relied on Section 4(2) of the Securities Act since the transactions did not involve any public offering.

     During December 2005, our Company adopted its 2005 Stock Option Plan and reserved up to 1,000,000 shares of our Company's common stock for issuance pursuant to the Stock Option Plan. Since then, we have granted options to purchase up to 700,000 shares of our common stock at an exercise price of $1.00 per share.

     During December 2005, we issued 300,000 shares of common stock to one accredited investor for $75,000 pursuant to a warrant to purchase 300,000 shares of our common stock at an exercise price of $0.25 per share issued during that same time. We relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

     During February 2006 we issued an aggregate of 300,000 shares of common stock to two accredited investors for professional and consulting services. The shares were valued at $0.90 per share for an aggregate amount of approximately $270,000. We relied on Section 4(2) and/or Rule 701 of the Securities Act since the transaction did not involve any public offering.

     During May and June of 2006 we issued an aggregate of 425,000 shares of common stock to three accredited investors for professional and consulting services. The shares were valued at approximately $1.45 to 1.60 per share for an aggregate amount of approximately $656,250. We relied on Section 4(2) and/or Rule 701 of the Securities Act since the transaction did not involve any public offering.

      During June 2006, we authorized the private offering of our common stock, which offering was amended in August and again in December 2006. Ultimately, the private offering terms were to raise up to an aggregate of $1,000,000, with up to 20 units to be offered at the offering price of $50,000 per unit, with each unit comprised of 100,000 shares of common stock, and a warrant to purchase 50,000 shares of common stock at $0.50 per share. The private offering raised a total of $999,000, $425,000 during 2006 and $574,000 during the first quarter of 2007, and was closed in March 2007. We relied on
Section 4(2) and Rule 506 of Regulation D of the Securities Act since the transaction does not involve any public offering.

     During November 2006, we issued 60,000 shares of our common stock to one accredited investor for consulting services. The shares were valued at approximately $0.49 per share for an aggregate amount of $29,400. We relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

     During February 2007, we issued: (i) 151,785 shares of our common stock to one accredited investor for stock analyst services. The shares were valued at approximately $0.70 per share for an aggregate amount of approximately $106,250; and (ii) 1,000,000 shares of our common stock to one accredited investor for management advisory services. The shares were valued at approximately $0.58 per share for an aggregate amount of approximately $580,000. These persons were the only offerees in connection with these transactions. Our Company relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

     During April 2007, we issued 100,000 shares of our common stock to one accredited investor for professional services. The shares were valued at approximately $0.71 per share for an aggregate amount of approximately $71,000. This person was the only offeree in connection with these transactions. We relied on Section 4(2) and/or Rule 701 of the Securities Act since the transaction did not involve any public offering.

     Also during April 2007, we authorized a $1,000,0000 private offering of our common stock and warrants to purchase our common stock. Pursuant to the terms of this private offering, up to 20 units were offered at the offering price of $50,000 per unit, with each unit comprised of 100,000 shares of common stock, and a warrant to purchase 50,000 shares of common stock at $0.50 per share. To date, this private offering has raised an aggregate of $667,000. We relied on Section 4(2) and Rule 506 of Regulation D of the Securities Act since the transaction does not involve any public offering.

      Warrants to Purchase Common Stock

     Our Company has outstanding the following warrants to purchase shares of our Company's common stock as described below:

                           Shares Underlying
   Date Issued          Warrants/ Exercise Price    Exercise/Expiration Schedule
   -----------          ------------------------    ----------------------------

September 1, 2005             50,000/$2.00          25,000 shares from 9/1/06 - 9/1//07(1)(2)
                                                    25,000 shares from 9/1/07 - 9/1//08(1)(2)

June 1, 2006                  300,000/$0.25         300,000 shares from 6/1/06 - 5/31/08(2)

  ----(3)                     999,000/$.50                    ----(4)(5)

April 17, 2007                100,000/$0.25         100,000 shares from 4/17/07 - 4/17/10(2)
                              300,000/$0.25         300,000 shares from 4/17/07 - 4/17/10(2)
                              150,000/$0.25         150,000 shares from 4/17/07 - 4/17/10(2)
                              100,000/$0.25         100,000 shares from 4/17/07 - 4/17/10(2)
                              500,000/$0.25         500,000 shares from 4/17/07 - 4/17/10(2)
                              500,000/$0.25         500,000 shares from 4/17/07 - 4/17/12(2)

  ----(6)                     667,000/$.50                    ----(4)(5)
--------------------

1. The warrant holder must remain an employee of, or an active advisor or consultant to our Company during such exercise period.
2. The warrants were issued in connection with advisory or consulting services provided to our Company and vest at various times pursuant to the specific terms of the advisor's or consultant's warrant agreement. These persons were the only offerees in connection with this transaction. Our Company relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.
3. Issued at various times in connection with our June 16, 2006 amended private offering.
4. The warrants are immediately exercisable for a period of two (2) years from the date of purchase.
5. We relied upon Section 4(2) and Rule 506 of Regulation D of the Securities Act since the transaction did not involve any public offering.
6.   Issued at various times in connection with our April
     2007 private offering.

     No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions.

Item 5.   Indemnification of Directors and Officers.

    Nevada Revised Statutes provide for indemnification of the corporation's directors, officers, employees and agents for liabilities and expenses that they may incur as a result of his or her acting in such capacities. In general, directors, officers, employees and agents are indemnified with respect to actions taken in good faith, in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Our Articles of Incorporation provide that a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omission which involves intentional misconduct, fraud or a knowing violation of the law, or (ii) for the payment of dividends in violation of the Nevada Revised Statutes.

     Insofar as indemnification arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             PART F/S

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

                             MARCH 31, 2007

                              (UNAUDITED)

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)









                              CONTENTS

                                                                    PAGE
                                                                    ----

BALANCE SHEETS                                                        1

STATEMENTS OF OPERATIONS                                              2

STATEMENTS OF COMPREHENSIVE LOSS                                      3

STATEMENTS OF STOCKHOLDERS' EQUITY                                    4

STATEMENTS OF CASH FLOWS                                            5 - 6

NOTES TO FINANCIAL STATEMENTS                                       7 - 9

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                             BALANCE SHEETS

                                       March 31, 2007       December 31, 2006
                                         (Unaudited)             (Audited)
                                      -----------------     -----------------
                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents           $         127,972     $             528
  Deferred charges                              470,817               586,171
  Prepaid expenses                                4,988                 9,353
  Receivables                                       100                   100
                                      -----------------     -----------------
                                                603,877               596,152

AVAILABLE FOR SALE SECURITIES
  Related party                                  65,850                59,265
  Other                                           1,979                 2,535
                                      -----------------     -----------------
                                                 67,829                61,800

PROPERTY AND EQUIPMENT - NET                    78,824                42,335

OTHER ASSETS
  Deferred charges                               38,833                97,083
  Intangible assets                             142,856                42,376
                                      -----------------     -----------------

TOTAL ASSETS                          $         932,219     $         839,746
                                      =================     =================

 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Loan payable - current portion      $           5,065     $           4,977
  Accounts payable                              156,143               100,714
  Accounts payable - related party               30,461                65,339
  Accrued expenses                               87,211                83,712
  Officer loans                                   1,468                 1,468
                                      -----------------     -----------------
                                                280,348               256,210

CONTINGENCY                                           -                     -

LOAN PAYABLE - NET OF CURRENT PORTION             7,469                 8,764
                                      -----------------     -----------------

TOTAL LIABILITIES                               287,817               264,974
                                      -----------------     -----------------

        STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value,
    1,000,000 authorized
    No shares issued or outstanding                   -                     -
  Common stock $0.001 par value,
    50,000,000 authorized 30,188,535
    and 27,888,750 issued and
    outstanding at March 31, 2007
    and December 31, 2006                        30,189                27,889
  Additional paid-in-capital                  7,565,974             6,023,170
  Deferred charges                             (796,059)              (56,740)
  Unrealized loss on Available for
    Sale Securities                             (19,971)              (26,000)
  Accumulated deficit                           (15,827)              (15,827)
  Deficit accumulated during
    development stage                        (6,119,904)           (5,377,720)
                                      -----------------     -----------------

 TOTAL STOCKHOLDERS' EQUITY                     644,402               574,772
                                      -----------------     -----------------

 TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                 $         932,219     $         839,746
                                      =================     =================




                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

           STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDING
               MARCH 31, 2007 AND 2006 AND FOR THE PERIOD
             JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                            TO MARCH 31, 2007
                               (UNAUDITED)

                                Cumulative   For the Three   For the Three
                                  Since      Months Ending   Months Ending
                                Inception    March 31, 2007  March 31, 2006
                              -------------  --------------  --------------

NET SALES                     $           -  $            -  $            -

COST AND EXPENSE
Research and development          2,671,030         413,606         327,349
General and administrative        3,494,341         326,573         310,743
                              -------------  --------------  --------------
                                  6,165,371         740,179         638,092

LOSS FROM OPERATIONS             (6,165,371)       (740,179)       (638,092)

OTHER INCOME (EXPENSE)
Interest income                       7,480               3             234
Dividend income                       1,527               -               -
Realized gain on investment          63,187               -               -
Interest expense                    (26,727)         (2,008)           (726)
                              -------------  --------------  --------------

NET LOSS                      $  (6,119,904) $     (742,184) $     (638,584)
                              =============  ==============  ==============


Basic and Diluted Loss
  per Share                                  $        (0.03) $        (0.02)
                                             ==============  ==============
Basic and Diluted Weighted
  Average Number of Shares                       28,802,162      26,403,750
                                             ==============  ==============



                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

        STATEMENTS OF COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDING
                 MARCH 31, 2007 AND 2006 AND FOR THE PERIOD
             JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                            TO MARCH 31, 2007
                               (UNAUDITED)

                                Cumulative   For the Three   For the Three
                                  Since      Months Ending   Months Ending
                                Inception    March 31, 2007  March 31, 2006
                              -------------  --------------  --------------

NET LOSS                      $  (6,119,904) $     (742,184) $     (638,584)

OTHER COMPREHENSIVE
INCOME/(LOSS)
Unrealized gain/(loss) on
Available for Sale Securities       (19,971)          6,029               -
                              -------------  --------------  --------------

COMPREHENSIVE LOSS            $  (6,139,875) $     (736,155) $     (638,584)












                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                     STATEMENT OF STOCKHOLDERS' EQUITY
   FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                            TO MARCH 31, 2007
                                 (UNAUDITED)


                                                                                                 Deficit
                                                                                               Accumulated
                                                                                                  During    Unrealized
                        Number of   Common     Paid-in   Subscription  Deferred    Accumulated  Development   Loss on
                         Shares     Stock      Capital    Receivable   Charges      Deficit        Stage    Securities    Total
                       ----------  --------  ----------  ------------ -----------  -----------  ----------- ---------- -----------
ENDING BALANCE AT
DECEMBER 31, 2003             100  $      1  $        -  $          - $         -  $   (15,827) $         - $        - $  (15,826)

Retroactive
recapitalization
upon reverse
acquisition               706,973       706        (706)            -           -            -            -          -           -

BALANCE AT
JANUARY 1, 2004           707,073       707        (706)            -           -      (15,827)           -          -     (15,826)

Issuance of common
  stock to founders    13,292,927    13,293     (13,293)            -           -            -            -          -           -
Issuance of common
  stock for deferred
  charges               1,600,000     1,600     254,400             -           -            -            -          -     256,000
Issuance of common
  stock at merger       2,000,000     2,000      (2,000)            -           -            -            -          -           -
Issuance of common
  stock for deferred
  charges(post-merger)    637,500       638      74,362             -           -            -            -          -      75,000
Conversion of note
  payable                 187,500       187      29,813             -           -            -            -          -      30,000

Net loss for the
year ended
December 31, 2004               -         -           -             -           -            -     (722,146)         -    (376,972)
                       ----------  --------  ----------  ------------ -----------  -----------  ----------- ---------- -----------
BALANCE AT
DECEMBER 31, 2004      18,425,000    18,425     342,576             -           -      (15,827)    (722,146)         -    (376,972)

Issuance of common
  stock, private
  placement             4,000,000     4,000     996,000             -           -            -            -          -   1,000,000
Conversion of notes
  payable               3,118,750     3,119     495,881             -           -            -            -          -     499,000
Subscription
  receivable                    -         -           -        (6,500)          -            -            -          -      (6,500)
Issuance of common
  stock for deferred
  charges                 410,000       410   1,169,090             -           -            -            -          -   1,169,500
Issuance of warrants
  for services                  -         -      77,100             -           -            -            -          -      77,100
Issuance of warrants
  for deferred charges          -         -     435,060             -           -            -            -          -     435,060
Deferred charges                -         -           -             -    (584,000)           -            -          -    (584,000)
Amortization of
  deferred charges              -         -           -             -     265,455            -            -          -     265,455
Exercise of warrants      300,000       300      74,700             -           -            -            -          -      75,000
Net loss for the
year ended
December 31, 2005               -         -           -             -           -            -   (1,721,765)         - $(1,721,765)
                       ----------  --------  ----------  ------------ -----------  -----------  ----------- ---------- -----------
BALANCE AT
DECEMBER 31, 2005      26,253,750    26,254   3,590,407        (6,500)   (318,545)     (15,827)  (2,443,911)         -     831,878

Issuance of common
  stock, private
  placement               850,000       850     424,150             -           -            -            -          -     425,000
Issuance of common
  stock for deferred
  charges                 785,000       785     954,865             -           -            -            -          -     955,650
Issuance of warrants
  for services                  -         -      66,500             -           -            -            -          -      66,500
Issuance of warrants
  for deferred charges          -         -     465,996             -           -            -            -          -     465,996
Issuance of options
  for deferred charges          -         -     394,030             -           -            -            -          -     394,030
Issuance of options
  for services                  -         -      91,598             -           -            -            -          -      91,598
Deferred charges                -         -           -             -    (394,030)           -            -          -    (394,030)
Contributed capital
  related to accrued
  interest                      -         -      35,624             -           -            -            -          -      35,624
Subscription
  receivable                    -         -           -         6,500           -            -            -          -       6,500
Amortization of
  deferred charges              -         -           -             -     655,835            -            -          -     655,835

Net loss for the
year ending
December 31, 2006               -         -           -             -           -            -   (2,933,809)         -  (2,933,809)
Unrealzed gain (loss)
  on securities                 -         -           -             -           -            -            -    (26,000)    (26,000)
                       ----------  --------  ----------  ------------ -----------  -----------  ----------- ---------- -----------
BALANCE AT
DECEMBER 31, 2006
(AUDITED)              27,888,750  $ 27,889  $6,023,170  $          - $   (56,740)  $  (15,827) $(5,377,720) $ (26,000) $  574,772

Issuance of common
  stock, private
  placement             1,148,000     1,148     572,852             -           -            -            -          -     574,000
Issuance of common
  stock for deferred
  charges               1,151,785     1,152     685,098             -           -            -            -          -     686,250
Issuance of warrants
  for services                  -         -      13,708             -           -            -            -          -      13,708
Issuance of options
  for services                  -         -      25,448             -           -            -            -          -      25,448
Issuance of warrants
  for deferred charges          -         -     288,428             -           -            -            -          -     288,428
Deferred charges                -         -           -             -    (868,428)           -            -          -    (868,428)
Amortization of
  deferred charges              -         -           -             -      86,379            -            -          -      86,379
Forfeiture of unvested
  options                       -         -     (42,730)            -      42,730            -            -          -           -
Unrealzed gain (loss)
  on securities                 -         -           -             -           -            -            -      6,029       6,029
Net loss for the three
  months ending
  March 31, 2007                -         -           -             -           -            -     (742,184)         -    (742,184)
                       ----------  --------  ----------  ------------ -----------  -----------  ----------- ---------- -----------
BALANCE AT
MARCH 31, 2007
(UNAUDITED)            30,188,535  $ 30,189  $7,565,974  $          - $  (796,059) $   (15,827) $(6,119,904) $ (19,971) $  644,402
                       ==========  ========  ==========  ============ ===========  ===========  ===========  ========== ==========



                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                         STATEMENTS OF CASH FLOW
   FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                            TO MARCH 31, 2007
                                 (UNAUDITED)


                                        Cumulative   For the Three   For the Three
                                          Since      Months Ending   Months Ending
                                        Inception    March 31, 2007  March 31, 2006
                                      -------------  --------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                              $  (6,119,904) $     (742,184) $     (638,584)
Adjustment to reconcile net loss
  to net cash used in operating
  activities
  Amortization of deferred charges        3,046,475         366,233         394,346
  Warrants issued for services              157,308          13,708          24,972
  Stock options issued for services         450,546          25,448          40,561
  Depreciation                               32,487           3,711           3,040
  Realized gain on investments              (63,187)              -               -
  (Increase) decrease in assets
    Receivables                              69,439               -          75,000
    Prepaid expenses                         (4,988)          4,365               -
  Increase (decrease) in liabilities
    Accounts payable                        214,350          55,429            (437)
    Accounts payable - related party         30,461         (34,878)              -
    Accrued expenses                         21,697           3,499         (23,902)
                                      -------------  --------------  --------------

Net cash used in operating activities    (2,165,316)       (304,669)       (125,004)

CASH FLOWS FROM INVESTING ACTIVITIES
Cost of intangibles                        (142,856)       (100,480)              -
  Proceeds from sale of available
    for sale securities                     175,387               -               -
  Purchase of available for sale
    securities                             (200,000)              -               -
  Purchase of equipment                     (65,025)        (40,200)              -
                                      -------------  --------------  --------------

Net cash used in investing activities      (232,494)       (140,680)              -
                                      -------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock, private
    placement                             1,999,000         574,000               -
  Repayment of notes payable                (12,109)         (1,207)         (1,147)
  Proceeds from subscription
    receivable                                6,500               -               -
  Advances to stockholders                   (3,435)              -               -
  Proceeds from convertible notes           529,000               -               -
  Advances from officers                      1,468               -               -
                                      -------------  --------------  --------------
Net cash provided by (used in)
  financing activities                    2,520,424         572,793          (1,147)
                                      -------------  --------------  --------------

NET INCREASE IN CASH AND
CASH EQUIVALENTS                            122,614         127,444        (126,151)

CASH AND CASH EQUIVALENTS
- BEGINNING OF PERIOD                         5,358             528         150,027
                                      -------------  --------------  --------------

CASH AND CASH EQUIVALENTS
- END OF PERIOD                       $     127,972  $      127,972  $       23,876
                                      =============  ==============  ==============



                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                         STATEMENTS OF CASH FLOW
   FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                            TO MARCH 31, 2007
                                 (UNAUDITED)


                                        Cumulative   For the Three   For the Three
                                          Since      Months Ending   Months Ending
                                        Inception    March 31, 2007  March 31, 2006
                                      -------------  --------------  --------------

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR:
  Interest                            $      10,101  $        2,008  $          726
                                      =============  ==============  ==============

SUPPLEMENTAL DISCLOSURE OF
NON-CASH INVESTING AND
FINANCING ACTIVITIES

Common stock issued in exchange
  for deferred charges                $   3,142,400  $      686,250  $      270,000

Stock options issued in exchange
  for deferred charges                $     394,030  $            -  $      394,030

Warrants issued in exchange for
  deferred charges                    $   1,189,484  $      288,428  $            -

Increase/(Decrease) in fair value
  of investment securities            $     (19,971) $        6,029  $            -

Accrued interest contributed
  as capital                          $      35,624  $            -  $            -

Common stock issued in the
  conversion of notes payable         $     529,000  $            -  $            -

  Acquisition of automobile through
  loan payable                        $      24,643  $            -  $            -

Common stock issued upon exercise
  of a warrant in exchange for
  receivable                          $      75,000  $           -   $            -

















                 The accompanying notes are an integral part
                       of these financial statements.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 2007 AND 2006
                              (UNAUDITED)

NOTE 1- FINANCIAL STATEMENTS

The accompanying unaudited financials statements have been prepared by Third-Order Nanotechnologies, Inc. (the Company). These statements include all adjustments (consisting only of its normal recurring adjustments) which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting polices described in the Summary of Accounting Policies included in the 2006 Annual Report. Certain financial information and footnote disclosures normally indicated in financial statements prepared in accordance with accounting principals generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations, although the Company firmly believes that the accompanying disclosures are adequate to make the information presented not misleading. The Notes to Financial Statements included in the 2006 Annual Report should be read in conjunction with the accompanying interim financial statements. The interim operating results for the three months ended March 31, 2007 may not be indicative of operating results expected for the full year.

Loss per Share
--------------
The company follows SFAS 128, "Earnings per Share", resulting in the presentation of basic and diluted loss per share. The basic loss per share calculations includes the change in capital structure for all periods presented. Since the Company does not have any outstanding stock equivalents, the amounts reported for basic and dilutive loss per share were the same.

Recently Issued Accounting Pronouncements
-----------------------------------------
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 31, 20006 and will become effective for us beginning with the first quarter of 2007, and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not require an adjustment to the opening balance of retained earnings as of January 1, 2007.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant losses and experienced negative cash flow during the development stage. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 2007 AND 2006
                              (UNAUDITED)



NOTE 2 - GOING CONCERN (CONTINUED)

The Company is in the development stage at March 31, 2007. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenue adequate to support the Company's cost structure. The Company is currently in the process of raising capital through a private placement memorandum of up to $1,000,000, of which $667,000 has been raised through June 1, 2007. However, there can be no assurances that the Company will be able to secure the necessary financing and/or equity investment or achieve an adequate sales level.


NOTE 3 - STOCKHOLDERS' EQUITY

Common Stock and Warrants
-------------------------
Through March 31, 2007, the Company issued 1,148,000 shares of common stock for proceeds of $574,000.

During February 2007, the Company issued 151,785 shares of common stock for investor relations services valued at $106,250, fair value.

During February 2007, the Company terminated its CEO. The options that were recorded as deferred charges of $42,730 were not vested and were forfeited.

During March 2007, the Company issued 1,000,000 shares of common stock for management consulting services valued at $580,000, fair value.
The Company issued 500,000 warrants for management consulting services valued at $288,428, fair value. This contract was recorded as a contra-equity deferred charges account. The balance at March 31, 2007 was $796,059.

During the three months ended March 31, 2007 and 2006, the Company recognized consulting expense of $39,156 and $65,533 for warrants and options issued for consulting services.

During the three months ended March 31, 2007, the Company recognized $86,379 of deferred charges in conjunction with a consulting and management contract.


NOTE 4 - STOCK BASED COMPENSATION

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R). Under this transition method, compensation cost recognized in the first quarter of 2006 includes compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123. In accordance with the modified prospective method of adoption, the Company's results of operations and financial position for prior periods have not been restated.

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award, with the following assumptions: no dividend yield, expected volatility of 186%, risk-free interest rate between 3.8% and 5.1% and expected option life of ten years.

                    THIRD-ORDER NANOTECHNOLOGIES, INC.
                    (FORMERLY PSI-TEC HOLDINGS, INC.)
                      (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 2007 AND 2006
                              (UNAUDITED)


NOTE 4 - STOCK BASED COMPENSATION

During the quarter ended March 31, 2007, the Company's net income was approximately $25,448 lower as a result of stock-based compensation expense as a result of the adoption of SFAS 123(R). As of March 31, 2007, there was approximately $139,157 of unrecognized compensation expense related to non-vested market-based share awards that is expected to be recognized through February 2009.

The following tables summarize all stock option activity of the Company since December 31, 2006:


                                            Non-Qualified Stock Options
                                    ---------------------------------------------
                                                                 Weighted Average
                                      Number        Exercise         Exercise
                                    of Shares        Price             Price
                                    ---------------------------------------------
Outstanding, December 31, 2006      1,050,000   $0.25 - $2.00    $           0.83
                                    ---------------------------------------------

Forfeited                             (56,000)      $1.00        $           1.00
Issued                                100,000       $0.25        $           0.25
                                    ---------------------------------------------
Outstanding, March 31, 2007         1,094,000   $0.25 - $2.00    $           0.83
                                    ---------------------------------------------

Exercisable, March 31, 2007         1,069,000   $0.25 - $2.00    $           0.79
                                    ---------------------------------------------


NOTE 5 - INCOME TAXES

There is no income tax benefit for the losses for the three months ended March 31, 2007 and 2006 since management has determined that the realization of the net deferred tax asset is not assured and has created a valuation allowance for the entire amount of such benefits.


NOTE 6 - SUBSQUENT EVENTS

Common Stock
------------
Through June 1, 2007, the Company issued 1,334,000 shares and 667,000 warrants of its common stock in a private placement for proceeds of $667,000. In accordance with Emerging Issue Task Force ("EITF) 00-19, the warrants will be reflected as equity since the warrant contract requires physical settlement or net share settlement and does not permit net cash settlement of the contract.

Warrants
--------
Through June 1, 2007, the Company issued 1,050,000 warrants for consulting services for $700,282.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)

                      FINANCIAL STATEMENTS

                   DECEMBER 31, 2006 AND 2005

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)











                            CONTENTS

                                                                   PAGE
                                                                   ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             1

BALANCE SHEETS                                                      2

STATEMENTS OF OPERATIONS                                            3

STATEMENT OF COMPREHENSIVE LOSS                                     4

STATEMENTS OF STOCKHOLDERS' EQUITY                                  5

STATEMENTS OF CASH FLOWS                                          6 - 7

NOTES TO FINANCIAL STATEMENTS                                     8 - 21

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors

Third-Order Nanotechnologies, Inc.
(Formerly PSI-TEC Holdings, Inc.)
Wilmington, DE

We have audited the accompanying balance sheets of Third-Order Nanotechnologies, Inc., (formerly PSI-TEC Holdings, Inc.), as of December 31, 2006 and 2005 and the related statements of operations, comprehensive loss, stockholders' equity and cash flows for the years then ended and for the period from January 1, 2004 (inception of development stage) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Third-Order Nanotechnologies, Inc., (formerly PSI-TEC Holdings, Inc.) as of December 31, 2006 and 2005 and results of their operations and their cash flows for the years then ended and for the period from January 1, 2004 (inception of development stage) through December 31, 2006 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 11 to the financial statements, the Company changed its method of accounting for share-based payments as of January 1, 2006.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage at December 31, 2006. As discussed in
Note 2 to the financial statements, successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 3 to the financial statements, net loss for the year ended December 31, 2006 increased by $337,290 in order to properly reflect incremental costs associated with the February 2006 and November 2006 modification of an option grant. Accordingly, the 2006 financial statements have been restated to correct this error.

/s/ MORISON COGEN LLP
----------------------
March 23, 2007,
except for Note 3 for which
 the date is May 22, 2007

Bala Cynwyd, Pennsylvania

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                         BALANCE SHEETS


                                                        December 31, 2006   December 31, 2005
                                                        -----------------   -----------------
                                                            (Restated)
                        ASSETS
 CURRENT ASSETS
  Cash and cash equivalents                                $       528         $   150,027
  Deferred charges                                             586,171             445,625
  Prepaid expenses                                               9,353                   -
  Receivables                                                      100              75,100
                                                           -----------         -----------
                                                               596,152             670,752

 AVAILABLE FOR SALE SECURITIES
  Related party                                                 59,265             200,000
  Other                                                          2,535                   -
                                                           -----------         -----------
                                                                61,800             200,000

 PROPERTY AND EQUIPMENT - NET                                   42,335              54,496

 OTHER ASSETS
  Deferred charges                                              97,083                   -
  Intangible assets                                             42,376              33,862
                                                           -----------         -----------

 TOTAL ASSETS                                              $   839,746         $   959,110
                                                           ===========         ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
  Loan payable - current portion                           $     4,977         $     4,696
  Accounts payable                                             100,714              12,290
  Accounts payable - related party                              65,339                   -
  Accrued expenses                                              83,712              94,536
  Officer loans                                                  1,468               1,468
                                                           -----------         -----------
                                                               256,210             112,990

 CONTINGENCY                                                         -                   -

 LOAN PAYABLE - NET OF CURRENT PORTION                           8,764              14,242
                                                           -----------         -----------

 TOTAL LIABILITIES                                             264,974             127,232
                                                           -----------         -----------

                 STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value, 1,000,000 authorized
      No shares issued or outstanding                                -                   -
  Common stock $0.001 par value, 50,000,000 authorized
  27,888,750 and 26,253,750 issued and outstanding at
  December 31, 2006 and 2005                                    27,889              26,254
  Additional paid-in-capital                                 6,023,170           3,590,407
  Subscription receivable                                            -              (6,500)
  Deferred charges                                             (56,740)           (318,545)
  Unrealized loss on Available for Sale Securities             (26,000)                  -
  Accumulated deficit                                          (15,827)            (15,827)
  Deficit accumulated during development stage              (5,377,720)         (2,443,911)
                                                           -----------         -----------

 TOTAL STOCKHOLDERS' EQUITY                                    574,772             831,878
                                                           -----------         -----------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $   839,746         $   959,110
                                                           ===========         ===========

The accompanying notes are an integral part of these financial statements.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                    STATEMENTS OF OPERATIONS
   FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005 AND FOR THE
   PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE) TO
                        DECEMBER 31, 2006


                                                      Cumulative       For the         For the
                                                        Since        Year Ending      Year Ending
                                                      Inception   December 31, 2006 December 31, 2005
                                                      ---------   ----------------- -----------------
                                                      (Restated)     (Restated)
NET SALES                                             $         -    $         -       $         -

COST AND EXPENSE
 Research and development                               2,257,424      1,179,997           813,725
 General and administrative                             3,167,768      1,814,752           894,332
                                                      -----------    -----------       -----------
                                                        5,425,192      2,994,749         1,708,057

LOSS FROM OPERATIONS                                   (5,425,192)    (2,994,749)       (1,708,057)

OTHER INCOME (EXPENSE)
 Interest income                                            7,477            243             6,994
 Dividend income                                            1,527          1,527                 -
 Realized gain on investment                               63,187         63,187                 -
 Interest expense                                         (24,719)        (4,017)          (20,702)
                                                      -----------    -----------       -----------

NET LOSS                                              $(5,377,720)   $(2,933,809)      $(1,721,765)
                                                      ===========    ===========       ===========

Basic and Diluted Loss per Share                                     $     (0.11)      $     (0.07)
                                                                     ===========       ===========

Basic and Diluted Weighted Average Number of Shares                   27,190,449        24,098,833
                                                                     ===========       ===========

The accompanying notes are an integral part of these financial statements.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                STATEMENTS OF COMPREHENSIVE LOSS
   FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005 AND FOR THE
   PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE) TO
                        DECEMBER 31, 2006





                                                    Cumulative        For the              For the
                                                      Since          Year Ending         Year Ending
                                                    Inception     December 31, 2006   December 31, 2005
                                                   ------------   -----------------   -----------------
                                                   (Restated)        (Restated)
NET LOSS                                           $ (5,377,720)    $ (2,933,809)       $ (1,721,765)

OTHER COMPREHENSIVE LOSS
 Unrealized loss on Available for Sale Securities       (26,000)         (26,000)                  -
                                                   ------------     ------------        ------------


COMPREHENSIVE LOSS                                 $ (5,403,720)    $ (2,959,809)       $ (1,721,765)
                                                   ============     ============        ============

The accompanying notes are an integral part of these financial statements.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY
 FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                      TO DECEMBER 31, 2006

                                                                                          Deficit
                                                                                         Accumulated
                                                                                           During     Unrealized
                             Number of Common   Paid-in Subscription Deferred Accumulated Development  Loss on
                              Shares    Stock   Capital  Receivable  Charges   Deficit      Stage      Securities   Total
                             --------  -------  --------- ------  --------    ---------  ----------    --------    ---------
ENDING BALANCE AT
  DECEMBER 31, 2003               100  $     1  $       - $    -  $      -    $ (15,827) $        -    $      -    $ (15,826)

 Retroactive recapitalization
   upon reverse acquisition    706,973     706       (706)     -         -            -            -          -            -
                              --------  -------  --------- ------  --------    ---------  ----------    --------    ---------
BALANCE AT
JANUARY 1, 2004                707,073     707       (706)     -         -      (15,827)           -          -      (15,826)

 Issuance of common stock
   to founders              13,292,927  13,293    (13,293)     -         -            -            -          -            -
 Issuance of common stock
   for deferred charges      1,600,000   1,600    254,400      -         -            -            -          -      256,000
 Issuance of common stock
   at merger                 2,000,000   2,000     (2,000)     -         -            -            -          -            -
 Issuance of common stock
   for deferred charges
   (post-merger)               637,500     638     74,362      -         -            -            -          -       75,000
 Conversion of note payable    187,500     187     29,813      -         -            -            -          -       30,000
 Net loss for the year ended
   December 31, 2004                 -       -          -      -         -            -     (722,146)         -     (722,146)
                              --------  -------  --------- ------  --------    ---------  ----------    --------    ---------
BALANCE AT
  DECEMBER 31, 2004         18,425,000  18,425    342,576      -         -      (15,827)    (722,146)         -     (376,972)

 Issuance of common stock,
   private placement         4,000,000   4,000    996,000      -         -            -            -          -    1,000,000
 Conversion of notes
   payable                   3,118,750   3,119    495,881      -         -            -            -          -      499,000
 Subscription receivable             -       -          - (6,500)        -            -            -          -       (6,500)
 Issuance of common stock
   for deferred charges        410,000     410  1,169,090      -         -            -            -          -    1,169,500
 Issuance of warrants for
   services                          -       -     77,100      -         -            -            -          -       77,100
 Issuance of warrants for
   deferred charges                  -       -    435,060      -         -            -            -          -      435,060
 Deferred charges                    -       -          -      -  (584,000)           -            -          -     (584,000)
 Amoritization of deferred
   charges                                                        265,455                                           265,455
 EXercise of warrants          300,000     300     74,700      -         -            -            -          -       75,000
 Net loss for the year ended
   December 31, 2005                 -       -          -      -         -            -   (1,721,765)         -   (1,721,765)
                              --------  -------  --------- ------  --------    ---------  ----------    --------    ---------
BALANCE AT
  DECEMBER 31, 2005         26,253,750  26,254  3,590,407 (6,500) (318,545)     (15,827)  (2,443,911)         -      831,878

 Issuance of common stock,
   private placement           850,000     850    424,150      -         -            -            -          -      425,000
 Issuance of common stock
   for deferred charges        785,000     785    954,865      -         -            -            -          -      955,650
 Issuance of warrants for
   services                          -       -     66,500      -         -            -            -          -       66,500
 Issuance of warrants for
   deferred charges                  -       -    465,996      -         -            -            -          -      465,996
 Issuance of options for
   deferred charges                  -       -    394,030      -         -            -            -          -      394,030
 Issuance of options for
   services                          -       -     91,598      -         -            -            -          -       91,598
 Deferred charges                    -       -          -      -  (394,030)           -            -          -     (394,030)
 Contributed capital related
   to accrued interest               -       -     35,624      -         -            -            -          -       35,624
 Subscription receivable             -       -          -  6,500         -            -            -          -        6,500
 Amortization of deferred charges    -       -          -      -   655,835            -            -          -      655,835
 Unrealzed loss on securities        -       -          -      -         -            -            -    (26,000)     (26,000)
 Net loss for the year ending
   December 31, 2006                 -       -          -      -         -            -   (2,933,809)             (2,933,809)
                              --------  ------ ---------- ------  --------    ---------  ----------    --------    ---------
BALANCE AT
DECEMBER 31, 2006
(Restated)                  27,888,750 $27,889 $6,023,170 $    -  $(56,740)   $ (15,827) $(5,377,720)  $(26,000)   $ 574,772
                            ========== ======= ========== ======  ========    =========  ===========   ========    =========

The accompanying notes are an integral part of these financial statements.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005 AND
 FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                      TO DECEMBER 31, 2006

                                                       Cumulative          For the           For the
                                                         Since           Year Ending        Year Ending
                                                       Inception       December 31, 2006  December 31, 2005
                                                      ------------     -----------------  -----------------
                                                       (Restated)         (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                              $ (5,377,720)      $ (2,933,809)      $ (1,721,765)
Adjustment to reconcile net loss to net cash
 used in operating activities
   Amortization of deferred charges                      2,680,242          1,839,852            840,390
   Warrants issued for services                            143,600             66,500             77,100
   Stock options issued for services                       425,098             91,598                  -
   Depreciation                                             28,776             12,161             10,222
   Realized gain on investments                            (63,187)           (63,187)                 -
    (Increase) decrease in assets
      Receivables                                           69,439             75,000             11,000
      Prepaid expenses                                      (9,353)            (9,353)             1,605
      Increase (decrease) in liabilities
      Accounts payable                                     158,921             88,424            (26,334)
      Accounts payable - related party                      65,339             65,339                  -
      Accrued expenses                                      18,198             24,800             32,484
                                                      ------------       ------------       ------------

  Net cash used in operating activities                 (1,860,647)          (742,675)          (775,298)
                                                      ------------       ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Cost of intangibles                                       (42,376)            (8,514)           (13,862)
    Proceeds from sale of available for sale securities    175,387            175,387                  -
    Purchase of available for sale securities             (200,000)                 -           (200,000)
    Purchase of equipment                                  (24,825)                 -            (24,825)
                                                      ------------       ------------       ------------

  Net cash provided by (used) in investing activities      (91,814)           166,873           (238,687)
                                                      ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock, private placement           1,425,000            425,000          1,000,000
   Repayment of notes payable                              (10,902)            (5,197)            (4,380)
   Proceeds from subscription receivable                     6,500              6,500                  -
   Advances to stockholders                                 (3,435)                 -                  -
   Proceeds from convertible notes                         529,000                  -                  -
   Advances from officers                                    1,468                  -                  -
                                                      ------------       ------------       ------------

  Net cash provided by financing activities              1,947,631            426,303            995,620
                                                      ------------       ------------       ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                   (4,830)          (149,499)           (18,365)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD              5,358            150,027            168,392
                                                      ------------       ------------       ------------

CASH AND CASH EQUIVALENTS - END OF PERIOD             $        528       $        528       $    150,027
                                                      ============       ============       ============

The accompanying notes are an integral part of these financial statements.

                       THIRD-ORDER NANOTECHNOLOGIES, INC.
                        (FORMERLY PSI-TEC HOLDINGS, INC.)
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005 AND
        FOR THE PERIOD JANUARY 1, 2004 (INCEPTION OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 2006


                                                            Cumulative         For the           For the
                                                              Since          Year Ending       Year Ending
                                                            Inception     December 31, 2006  December 31, 2005
                                                           ------------   -----------------  -----------------
                                                            (Restated)      (Restated)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR:
    Interest                                               $    12,110      $     4,017        $     2,556
                                                           ===========      ===========        ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES

  Common stock issued in exchange for deferred charges     $ 2,456,150      $   955,650        $ 1,169,500

  Stock options issued in exchange for deferred charges    $   394,030      $   394,030        $         -

  Warrants issued in exchange for deferred charges         $   901,056      $   465,996        $   435,060

  Decrease in fair value of investment securities          $    26,000      $    26,000        $         -

  Accrued interest contributed as capital                  $    35,624      $    35,624        $         -

  Common stock issued in the conversion of notes payable   $   529,000      $         -        $   499,000

  Acquisition of automobile through loan payable           $    24,643      $         -        $         -

  Common stock issued upon exercise of a warrant
      in exchange for receivable                           $    75,000      $         -        $    75,000


The accompanying notes are an integral part of these financial statements.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Nature of Business
Third-Order Nanotechnologies, Inc., formerly PSI-Tec Holdings, Inc., formerly Eastern Idaho Internet Service, Inc. (the "Company") was organized under the laws of the State of Nevada in 1997. The Company was engaged in the business of marketing internet services until June 30, 1998, at which time the principal assets of the business were sold and operations were discontinued. The Company was inactive until the acquisition of PSI-TEC Corporation ("PSI-TEC") on July 14, 2004, at which time the name was changed to PSI-TEC Holdings, Inc.

Development Stage
PSI-TEC was incorporated in 1995 under the laws of the State of Delaware. PSI-TEC primarily conducted research for the United States Government under a contract, which expired in 2003. Beginning January 1, 2004, PSI-TEC was engaged in the development of electro-optic polymers for application in the electro-optic device markets. PSI-TEC is considered a development stage company as defined in Statement on Financial Accounting Standards
(SFAS) No. 7 from the inception of the development stage on January 1, 2004.

Merger
On July 14, 2004, the Company acquired PSI-TEC. Under the terms of the merger agreement, the stockholders of PSI-TEC received 15,600,000 shares of common stock in exchange for its 2,206,280 shares. Following the merger, the Company changed its name to PSI-TEC Holdings, Inc. Under accounting principles generally accepted in the United States, the share exchange is considered to be a capital transaction in substance rather than a business combination. That is, the share exchange is equivalent to the issuance of stock by PSI-TEC Holdings, Inc. for the net monetary assets of PSI-TEC, accompanied by a recapitalization, and is accounted for as a change of capital structure. Accordingly, the accounting for the share exchange will be identical to that resulting from a reverse acquisition, except no goodwill will be recorded. Under reverse takeover accounting, the post-reverse acquisition comparative historical financial statements of the legal acquirer, PSI-TEC Holdings, Inc., are those of the legal acquiree, PSI-TEC, which is considered to be the accounting acquirer. On October 20, 2006, PSI-TEC Holdings, Inc. and PSI-TEC merged and changed its name to Third-Order Nanotechnologies, Inc.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk
Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. The Company places its temporary cash investments with high credit quality financial institutions to limit its credit exposure.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment
Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are carried at fair value. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to other comprehensive income, whereas realized gains and losses are recognized in the Company's net income (loss).

Property and Equipment
Equipment   is  stated  at  cost.   Depreciation  is  principally
provided by use of straight-line methods for financial and tax reporting purposes over the estimated useful lives of the assets, generally 5 years.

Fair Value of Financial Instruments
The Company's financial instruments consist of cash, accounts payable and accrued expenses. The carrying values of cash, accounts payable and accrued expenses approximate fair value because of their short maturities.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Loss Per Share
The Company follows SFAS No. 128, "Earnings Per Share," resulting in the presentation of basic and diluted earnings per share. Because the Company reported a net loss in 2006 and 2005, common stock equivalents, including stock options and warrants were anti-dilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.

Recoverability of Long Lived Assets
The Company follows SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount.

Comprehensive Income
The Company follows SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications
Certain   reclassifications  were  made  to  the  2006  financial
statements in order to conform to the 2005 financial statement presentation.

Recently Issued Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and will become effective for us beginning with the first quarter of 2007, and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of FIN 48 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB No. 108"). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. The Company is required to adopt the provisions of SAB No.108 in fiscal 2006. The adoption of SAB No. 108 did not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and will become effective beginning with the first quarter of 2008. The Company has not yet determined the impact of the adoption of SFAS No. 157 on its financial statements and footnote disclosures.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. The Company has not yet determined the impact of the adoption of SFAS No. 159 on its financial statements and footnote disclosures.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant losses and experienced negative cash flow during the development stage. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is in the development stage at December 31, 2006. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenue adequate to support the Company's cost structure. The Company is currently in the process of raising capital through a private placement memorandum of up to $1,000,000, of which $999,000 has been raised through March 23, 2007. However, there can be no assurances that the Company will be able to secure the necessary financing and/or equity investment or achieve an adequate sales level.

NOTE 3 - RESTATEMENT

The accompanying December 31, 2006 financial statements have been restated to reflect additional costs associated with the February 2006 cancellation of a warrant to purchase 100,000 shares of the Company's common stock and issuance of an option to purchase 500,000 shares of the Company's common stock at an exercise price of $1 per share and the November 2006 modification of expiration and vesting terms. In accordance with SFAS 123(R), the cancellation of the warrant and the issuance of the option was deemed to be a modification of the original award. As such, the $394,030 incremental cost of the modified option was recorded as a deferred charge, in a contra-equity account, a credit to paid in capital and is amortized over the modified vesting schedule. The result of the modification was an increase in the amortized charges in 2006 in the amount of $337,290. The effect of the restatement was to increase general and administrative costs, net loss and deficit accumulated during development stage, by $337,290, which increased the previously reported net loss for the year ended December 31, 2006 from $2,596,519 to a net loss of $2,933,809 and increased the previously reported cumulative since inception net loss from $5,040,430 to a cumulative since inception net loss of $5,377,720. The restatement did not affect the net loss per share for the year ended December 31, 2006.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 4 - DEFERRED CHARGES

Deferred charges represent the unamortized fair value of the issuance of common stock and warrants for future services to non-employees which was accounted for in accordance with Emerging Issue Task Force No. 96-18, Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as follows:

                                       2006          2005
                                  ------------   -----------
  Common stock                    $  2,125,150   $ 1,169,500
  Options                              394,030             -
  Warrants                             901,056       435,060
                                  ------------   -----------
                                     3,420,236     1,604,560
  Less:  Accumulated amortization    2,680,242       840,390
                                  ------------   -----------
                                       739,994       764,170
  Less:  Amount reflected as a
  contra-equity account for
  management consulting services        56,740       318,545
                                  ------------   -----------

                                  $    683,254   $   445,625
                                  ============   ===========


NOTE 5 - INVESTMENTS

Investments consist of available-for-sale equity securities of a related party reported at fair value of $59,265 and $200,000 and an equity security reported at fair value at $2,535 and $0 at December 31, 2006 and 2005. Unrealized loss on available-for-sale securities at December 31, 2006 and 2005 was $26,000 and $0. The related party is a stockholder of the Company and also provides services under a management agreement.

During 2006 the Company sold 56,100 shares of the related party for proceeds of $175,387 resulting in a short-term capital gain of $63,187.

NOTE 6 - EQUIPMENT

Equipment consists of the following:

                                    2006        2005
                                  ---------   ---------
 Automobile                       $  24,643   $  24,643
 Office equipment                    23,752      23,752
 Lab equipment                       24,825      24,825
                                  ---------   ---------
                                     73,220      73,220
 Less: Accumulated depreciation      30,885      18,724
                                  ---------   ---------

                                  $  42,335   $  54,496
                                  =========   =========


Depreciation expense for the years ended December 31, 2006 and 2005 was $12,161 and $10,222.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005



NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of a patent pending amounting to $42,376 and $33,862 at December 31, 2006 and 2005. Amortization will begin upon issuance of the patent.

NOTE 8 - LOAN PAYABLE

During 2004, the Company entered into a loan payable in the amount of $24,643 to finance an automobile. This loan is payable in monthly installments of $489, including interest at 7%, due
August 2009, and is secured by the automobile.

The minimum annual repayment requirements on the loan payable as of December 31, 2006 are as follows:

         YEARS ENDING
          DECEMBER 31,              AMOUNT
         ---------------           ---------
              2007                 $   4,977
              2008                     4,878
              2009                     3,886
                                   ---------
              Total                   13,741
         Less: Current portion         4,977
                                   ---------
                                   $   8,764
                                   =========


NOTE 9 - COMMITMENTS

The Company is obligated under two operating lease for office and lab space expiring December 31, 2008.

Aggregate minimum future lease payments are as follows:

                YEARS ENDING
                DECEMBER 31,       AMOUNT
                ------------      --------
                    2006          $ 44,343
                    2007            44,593



Rent expense approximating $20,275 and $10,200 is included in general and administrative expenses for the years ended December
31, 2006 and 2005.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 10 - INCOME TAXES

As  discussed  in  Note  1, the Company utilizes  the  asset  and liability method of accounting for income taxes in accordance with SFAS 109. The effective tax rates differ from the statutory rate primarily due to the Company's historical corporate structure. The reconciliation of the statutory federal rate to the Company's historical Income tax benefit is as follows:

                                                2006                  2005
                                       --------------------   -------------------
                                           Amount       %        Amount       %
                                       ------------   -----   -----------   -----
Income tax benefit at U.S.
 federal income tax rate               $ (1,027,000)   (35)   $  (603,000)   (35)
State tax, nete of federal tax effect      (189,000)    (6)      (111,000)    (6)
Non-deductible warrants                      28,000      1         32,000      2
Non-deductible options                       39,000      1         82,000      5
Non-deductible amortization                 285,000     10              -      -
Change in valuation allowance               864,000     29        600,000     34
                                       ------------   -----   -----------   -----
                                       $          -      -    $         -      -
                                       ============   =====   ===========   =====


The components of deferred tax assets as of December 31, 2006 and December 31, 2005 are as follows:

                                                2006          2005
                                            ------------  ------------
Deferred tax asset for NOL carryforwards    $  1,780,000  $    916,000
Valuation allowance                           (1,780,000)     (916,000)
                                            ------------  ------------

                                            $          -  $          -
                                            ============  ============


The valuation allowance for deferred tax assets as of December 31, 2006 and 2005 was $1,780,000 and $916,000. The change in the total valuation for the years ended December 31, 2006 and 2005 was an increase of $864,000 and $600,000. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making this assessment. The value of the deferred tax assets was offset by a valuation allowance, due to the current uncertainty of the future realization of the deferred tax assets.

As of December 31, 2006, the Company had net operating loss carry forwards of approximately $4,297,000, expiring through the year ending December 31, 2026. This amount can be used to offset future taxable income of the Company.

The timing and manner in which the Company can utilize operating loss carryfowards in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations. Such limitation may have an impact on the ultimate realization of its carryforwards and future tax deductions.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005


NOTE 11 - STOCKHOLDERS' EQUITY

Preferred Stock
Pursuant to our Company's Articles of Incorporation, our board of directors is empowered, without stockholder approval, to issue series of preferred stock with any designations, rights and preferences as they may from time to time determine. The rights and preferences of this preferred stock may be superior to the rights and preferences of our common stock; consequently, preferred stock, if issued could have dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the common stock.
Additionally, preferred stock, if issued, could be utilized, under special circumstances, as a method of discouraging, delaying or preventing a change in control of our business or a takeover from a third party.

Common Stock and Warrants
The   stockholders'  deficit  at  January  1,   2004   has   been
retroactively restated for the equivalent number of shares received in the reverse acquisition at July 14, 2004 (Note 1) after giving effect to the difference in par value with the offset to additional paid-in-capital.

In July 2004, the Company issued 1,600,000 shares of its common stock for professional services valued at $256,000, fair value.

In August 2004, the Company issued 637,500 shares of its common stock for professional services valued at $75,000, fair value.

In December 2004, the Company converted a note payable of $30,000 into 187,500 shares of common stock at a conversion price of $0.16 per share.

In April 2005, the Company issued 4,000,000 shares of its common stock in a private placement for proceeds of $1,000,000.

On May 4, 2005, the Company converted the notes payable of $499,000 into 3,118,750 shares of common stock at a conversion price of $0.16 per share. An unpaid note payable in the amount of $6,500 has been reflected as a subscription receivable.

During August 2005, the Company issued 210,000 shares of common stock for professional services rendered valued at $585,500, fair value. Consulting expense of $375,500 was recognized during 2005, and at December 31, 2005, the remaining balance of $210,000 is reflected as a deferred charge on the balance sheet. During 2006, consulting expense of $210,000 was recognized. This agreement ended in May 2006.

In August 2005, in conjunction with a management services contract, the Company issued 1,000,000 shares of common stock
valued   at   $584,000.   Management  expense  of  $265,455   was
recognized during 2005, and at December 31, 2005, the remaining balance of $318,545 is reflected as a deferred charge in a contra-equity account. During 2006, management expense of $318,545 was recognized. This agreement ended in June 2006.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 11 - STOCKHOLDERS' EQUITY (CONTINUED)

Common Stock and Warrants (Continued)

During May 2005, the Company issued Stock Purchase Warrants to purchase 100,000 shares of common stock at an exercise price of $2.10 in exchange for consulting services. The warrants are exercisable until May 2008 and vest as follows: 50,000 shares during the first year of the agreement, 25,000 shares during the second year of the agreement, and 25,000 shares during the third year. In accordance with the fair value method, the Company used the Black-Scholes model to calculate the grant-date fair value, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 3.8% and expected life of option of three years. The fair market value of the warrants was $113,250. In accordance with the fair value method as described in accounting requirements of SFAS No. 123, the Company recognized consulting expense of $37,000 in 2005. This warrant was cancelled during 2006.

During September 2005, the Company issued Stock Purchase Warrants to purchase 100,000 shares of common stock at an exercise price of $2.00 in exchange for consulting services. The warrants expire in September 2008 and vest as follows: 50,000 shares during the first year of the agreement, 25,000 shares during the second year of the agreement, and 25,000 shares during the third year of the agreement. In accordance with the fair value method, the Company used the Black-Scholes model to calculate the grant-date fair value, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 3.8% and expected life of option of three years. The fair market value of the warrants was $145,100. The Company recognized consulting expense of $66,500 and $24,200 for the years ended December 31, 2006 and 2005 in conjunction with this agreement.

On October 15, 2005, the Company issued Stock Purchase Warrants to purchase 30,000 shares of common stock at an exercise price of $1.40 in exchange for consulting services. The warrants expire in October 2006 and are exercisable immediately. In accordance with the fair value method, the Company used the Black-Scholes model to calculate the grant-date fair value, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 4.15% and expected life of option of one year. The fair market value of the warrants was $15,900. In accordance with the fair value method as described in accounting requirements of SFAS No. 123, the Company recognized consulting expense of $15,900 during 2005. These warrants expired in October 2006.

In December 2005, in conjunction with a consulting contract, the Company issued Stock Purchase Warrants to purchase 300,000 shares of common stock at an exercise price of $0.25 per share. The warrants expire in December 2007 and were exercisable immediately. In accordance with the fair value method, the Company used the Black-Scholes model to calculate the grant-date fair value, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 4.41% and expected life of option of two years. In accordance with the fair value method as described in accounting requirements of SFAS No. 123, the Company recognized consulting expense of $199,435, and at December 31, 2005, the remaining balance in deferred charges amounted to $235,625. The 300,000 warrants were fully exercised on December 31, 2005 for $75,000. During 2006 the Company recognized $217,497 in consulting expense in conjunction with this agreement, and at December 31, 2006, the remaining balance in deferred charges amounted to $18,128.

During February 2006, the Company issued 300,000 shares of common stock for professional services rendered valued at $270,000, fair value. The Company recognized consulting expense of $118,125 and legal expense of $118,125 during 2006, and at December 31, 2006, the remaining balance in deferred charges amounted to $33,750.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 11 - STOCKHOLDERS' EQUITY (CONTINUED)

Common Stock and Warrants (Continued)
During May 2006, the Company issued 400,000 shares of common stock for professional services rendered valued at $620,000, fair value. The Company recognized consulting expense of $361,667 during 2006, and at December 31, 2006, the remaining balance in deferred charges amounted to $258,333.

During June 2006, the Company issued 25,000 shares of common stock for professional services rendered valued at $36,250, fair value. The Company recognized legal expense of $19,635 during 2006, and at December 31, 2006, the remaining balance in deferred charges amounted to $16,615.

During November 2006, the Company issued 60,000 shares of common stock for professional services valued at $29,400, fair valule. The Company recognized investor relations expense of $3,920 during 2006, and at December 31, 2006, the remaining balance in deferred charges amounted to $25,480

During 2006, the Company cancelled a warrant issued during May 2005 to purchase 100,000 shares of the Company's common stock at an exercise price of $2.10, and issued an option to purchase 500,000 shares of the Company's common stock at an exercise price of $1 per share and the same option's expiration and vesting terms were modified during November 2006 (NOTE #3). The incremental cost of the modified option was $394,030 and was recorded as a deferred charge in a contra equity account, which will be amortized over the vesting terms. The Company amortized $337,290 of the deferred charges as a consulting expense and recognized $91,598 of consulting expense, for a total consulting expense of $428,888 in 2006.

In June 2006, in conjunction with an addendum to an existing consulting contract effective December 2005, the Company issued Stock Purchase Warrants to purchase 300,000 shares of common
stock  at  an  exercise price of $0.25 per share.   The  warrants
expire  in  June  2008  and  were  exercisable  immediately.   In
accordance with the fair value method, the Company used the Black-Scholes model to calculate the grant-date fair value, with the following assumptions: no dividend yield, expected volatility of 186%, risk-free interest rate of 4.41% and expected life of option of two years. The fair market value of the warrants was $465,996. During 2006, the Company recognized consulting expense of $135,048 in conjunction with this agreement, and at December 31, 2006, the remaining balance in deferred charges amounted to $330,948.

During 2006, the Company recognized contributed capital of $35,624 related to the conversion of accrued interest payable.

During 2006, the Company deemed an outstanding subscription receivable of $6,500 to be uncollectible.

During 2006, the Company issued 850,000 shares of common stock and 425,000 warrants for proceeds of $425,000 in accordance to a private placement memorandum amended December 18, 2006. Pursuant to the terms of the amended offering, up to 20 units were offered at the offering price of $50,000 per unit, with each unit comprise of 100,000 shares and a warrant to purchase 50,000 shares of common stock at $0.50 per shares. As of December 31, 2006, the 425,000 warrants are still outstanding.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005


NOTE 12 - STOCK BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), Share-Based Payment
("SFAS 123R"). SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R). Under this transition method, compensation cost recognized in the first quarter of 2006 includes compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123. In accordance with the modified prospective method of adoption, the Company's results of operations and financial position for prior periods have not been restated.

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award, with the following assumptions: no dividend yield, expected volatility of 186%, risk-free interest rate between 3.8% and 5.1% and expected option life of two and ten years.

During  the  year  ending December 31, 2006,  the  Company's  net income was approximately $428,889 lower as a result of stock-based compensation expense as a result of the adoption of SFAS 123(R). As of December 31, 2006, there was approximately
$225,006 of unrecognized compensation expense related to non-vested market-based share awards that is expected to be recognized through February 2016.

Prior to December 31, 2005, the Company followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". The provisions of SFAS No. 123 allowed companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but disclose the pro forma effects on net income had the fair value of the options been expensed. The
Company elected to apply APB 25 in accounting for its stock option incentive plans.

In accordance with APB 25 and related interpretations, compensation expense for stock options was recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock.
Generally, the exercise price for stock options granted to employees was equal to the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company prior to December 31, 2005.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005


NOTE 12 - STOCK BASED COMPENSATION (CONTINUED)

Had compensation cost for the Company's stock option plans been determined based on the fair value method set forth in SFAS No. 123 during the prior year, the Company's net income (loss) and basic and diluted net income (loss) per common share would have been changed to the pro forma amounts indicated below:


                                                   Year Ending
                                                December 31, 2005
Net loss:                                       -----------------

As reported                                        $  1,721,765
Less: Total stock-based employee compensation
expense determined under fair value based method
method for all awards                                    24,247
                                                   ------------

Pro forma net loss                                 $  1,746,012
                                                   ============
Net loss per common share - basic and diluted:
As reported                                        $       0.07
Pro forma                                          $       0.07



Stock Options
During 2005, the Board of Directors ("Board") of the Company adopted a Stock Option Plan (the "Plan") and reserved 1,000,000 shares of common stock for issuance under the Plan. The Plan is intended to permit stock options granted to employees under the Plan to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options"). All options granted under the Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be non-qualified options ("Non-Statutory Stock Options"). During 2006, 700,000 options were issued under this plan.

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 12 - STOCK BASED COMPENSATION (CONTINUED)

Stock Options (Continued)
The following tables summarize all stock option activity of the Company since December 31, 2006:

                                    Non-Qualified Stock Options Outstanding
                                  ------------------------------------------
                                                            Weighted Average
                                  Number of    Exercise         Exercise
                                    Shares       Price           Price
                                  ---------   -------------   ----------
Outstanding December 31,2004              -   $         -     $        -

Granted                             680,000   $0.25 - $2.10   $     0.99
Exercised                          (300,000)  $        0.25   $     0.25
                                  ---------   -------------   ----------

Outstanding, December 31, 2005      380,000   $1.40 - $2.10   $     0.68

Granted                           1,000,000   $0.25 - $1.00   $     0.70
Cancelled                          (260,000)  $1.40 - $2.10   $    (0.48)
Expired                             (70,000)  $1.40 - $2.00   $    (0.12)
                                  ---------   -------------   ----------

Outstanding, December 31, 2006    1,050,000   $0.25 - $2.00   $     0.83

Exercisable, December 31, 2006      853,000   $0.25 - $2.00   $     0.77



                        Non-Qualified Stock Options Outstanding
--------------------------------------------------------------------------------
                 Number Outstanding    Weighted Average      Weighted Average
   Range of      Currently Exercisable    Remaining      Exercise Price of Options
Exercise Prices  at December 31, 2006   Contractual Life   Currently Exercisable
---------------  --------------------   ----------------   ---------------------
$0.25 - $2.00           853,000            6.22 years              $  0.77

               THIRD-ORDER NANOTECHNOLOGIES, INC.
                (FORMERLY PSI-TEC HOLDINGS, INC.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 2006 AND 2005

NOTE 13 - CONTINGENCY

During 2005, the Company raised $1,000,000 through the sale of 4,000,000 shares of common stock in a limited offering to persons believed to be accredited investors. The Company received a legal opinion from third party outside counsel as to the availability of an exemption from registration with the SEC with respect to the limited offering. In December 2005, the Company was informed by the SEC that it is investigating the circumstances surrounding the $1,000,000 offering including the subsequent public resale of certain shares originally sold in the offering, along with related matters. The Company has further been informed that the original issuance of the stock and subsequent resale may have been done, in the opinion of the SEC, in violation of the registration provisions of the Securities Act of 1933, as amended. These matters could lead to enforcement action by the SEC. The Company's management is committed to cooperate fully with the SEC.


NOTE 14 - RELATED PARTY

The Company has available-for-sale securities of a related party (Footnote 4). The information is summarized below and is recorded on the balance sheet as "Available-for-sale securities". The unrealized loss on this investment is included on the Statement of Other Comprehensive Income.

                Number                  Market    Unrealized
               of Shares     Cost       Value        Loss
               ---------   --------    --------   ----------
Related party   43,900     $ 87,800    $ 59,265   $ (28,535)


Under the management agreement dated August 1, 2005, the related party was issued 200,000 shares of common stock with a fair value of $584,000 which is being amortized over the term of the agreement (one year). The expense for the years ending December 31, 2006 and 2005 was $318,545 and $265,455.

At December 31, 2006 and 2005, the Company has accounts payable to a related party of $65,339 and $-0-.

At December 31, 2006 and 2005, the Company has an officer loan payable of $1,468 and $1,468.


NOTE 15 - SUBSEQUENT EVENTS

Through March 23, 2007, the Company issued 1,148,000 shares of its common stock and 574,000 warrants for proceeds of $574,000. In accordance with Emerging Issue Task Force ("EITF") 00-19, the warrants will be reflected as equity since the warrant contract requires physical settlement or net share settlement and does not permit net cash settlement of the contract.

In February 2007, the Company issued 1,151,785 shares of its common stock for consulting services valued at $686,250, fair value. In accordance with EITF 96-18, the fair value of the common stock issued for services was determined based on the common stock price on the performance commitment date since the common stock issued for this consulting services were fully vested and non-forfeitable at the date of the agreement.

                             PART III

Item 1.   Index to Exhibits.

Exhibit No.     Description of Exhibit

(2)             Charter and Bylaws.
       2.1     	Restated Articles of Incorporation*
       2.2     	Bylaws*

(3)             Instruments defining the rights of security holders.
       3.1     	Restated Articles of Incorporation*
       3.2     	Bylaws*

(10)            Material Contracts.
       10.1     Facility Lease*
       10.2     Genova Letter Agreement*
       10.3     Photon X, LLC Memorandum of Understanding*
       10.4     Triple Play Communications Corporation Agreement*
       10.5     Universal Capital Management, Inc. Agreement*
       10.6     2005 Stock Option Plan*
       10.7     Consulting Agreement - Harold R. Bennett
       10.8     Consulting Agreement - David F. Eaton

 * Incorporated by reference to Registrant's Form 10-SB filed April 13, 2007.

                           SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

THIRD-ORDER NANOTECHNOLOGIES, INC.

Date: July 19, 2007


By: /s/Frederick J. Goetz, Jr.
   --------------------------------
     Frederick J. Goetz, Jr.,
     President